As Filed With the Securities and Exchange Commission on December 19, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

POWERWAVE TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	11-2723423
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1801 E. St. Andrew Place, Santa Ana, California 92705

(714) 466-1000

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Ronald J. Buschur

President and Chief Executive Officer

Powerwave Technologies, Inc.

1801 E. St. Andrew Place

Santa Ana, California 92705

(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:

Mark Skaist

Michael Hedge

Stradling Yocca Carlson & Rauth

660 Newport Center Drive, Suite 1600

Newport Beach, California 92660

(949) 725-4000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
3.875% Convertible Subordinated Notes due 2027	$150,000,000 (1)	100% (2)	$150,000,000	$4,605.00
Common Stock, $0.0001 par value, underlying 3.875% Convertible Subordinated Notes due 2027	17,221,590 (3)	—	—	(4)

(1)	Represents the aggregate principal amount at maturity of the notes originally issued by the registrant on September 24, 2007.

(2)	Equals the aggregate principal amount of the notes being registered. Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended, or the Securities Act.

(3)	Represents the number of shares of Common Stock initially issuable upon conversion of the notes registered hereby. Pursuant to Rule 416 under the Securities Act, also includes such indeterminate number of shares of Common Stock as may be issued from time to time upon conversion of the notes as a result of the anti-dilution provisions contained therein, but not including additional shares which may be issued as a result of an adjustment in the conversion rate upon a fundamental change.

(4)	No separate consideration will be received for the share of Common Stock issuable upon conversion of the notes, and, therefore, no registration fee is required pursuant to Rule 457(i) under the Securities Act.

PROSPECTUS

POWERWAVE TECHNOLOGIES, INC.

$150,000,000

3.875% Convertible Subordinated Notes Due 2027 and

17,221,590 Shares of Common Stock Issuable Upon Conversion of the Notes

On September 24, 2007, we issued $150 million of 3.875% convertible subordinated notes due October 1, 2027, or the Notes, in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, or the Securities Act. This prospectus relates to the resale by various selling securityholders of the Notes and shares of our Common Stock issuable upon conversion of the Notes. We will not receive any of the proceeds from these resales.

The Notes were issued pursuant to an indenture, dated as of September 24, 2007, between us and Deutsche Bank Trust Company Americas, as trustee, or the indenture. The Notes bear interest at a rate of 3.875%, which is payable in cash semi-annually in arrears on each of October 1st and April 1st of each year, commencing on April 1, 2008, to the holders of record on September 15th and March 15th immediately preceding the related interest payment dates.

The Notes may be declared immediately due and payable at the election of the trustee or holders of 25% of aggregate principal amount of outstanding Notes upon the occurrence of an event of default under the indenture. An event of default generally means that we (1) fail to pay interest under the Note when due and such failure continues for a period of 30 days, (2) fail to pay any principal or redemption payment when due, (3) fail to pay when due any other indebtedness in excess of $25 million, (4) fail to provide notice of a change in control transaction to the holders of the Notes and such failure continues for a period of 30 days, (5) fail to comply with the terms of the Notes or the indenture and such failure continues for a period of 60 days following our receipt of written notice of such failure, (6) are subject to any decree or order for relief in an involuntary case under any applicable bankruptcy, insolvency or other similar law now and such decree or order remains unstayed and in effect for a period of 60 consecutive days or (7) commence a voluntary case under any applicable bankruptcy, insolvency or other similar law.

The Notes are convertible into shares of our Common Stock at an initial conversion price of $8.71 per share, or approximately 114.8106 shares for each $1,000 principal amount of Notes, subject to certain adjustments set forth in the indenture. Upon conversion of the Notes, we will have the right to deliver, in lieu of Common Stock, cash or a combination of cash and shares of our Common Stock.

The Notes mature on October 1, 2027. However, we may redeem some or all of the Notes on or after October 8, 2013 until October 7, 2014, for cash at a price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest up to but not including the date of redemption, in the event that the closing sale price of our Common Stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar month preceding the calendar month in which the notice of redemption is properly mailed to holders of the Notes is more than 130% of the then applicable conversion price on that 30th trading day. On or after October 8, 2014, we may redeem the Notes at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest up to but not including the date of redemption.

On October 1, 2014, 2017 and 2022, holders of the Notes may require us to repurchase all or a portion of their Notes at a repurchase price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, up to but not including the date of repurchase.

Upon a “change in control” as defined in the indenture, holders of the Notes will have the right to require us to repurchase all or a portion of their Notes for a period of time after the change in control. The repurchase price will be equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, up to but not including the date of redemption, payable in cash. Under certain circumstances, the conversion price of the Notes will be adjusted in connection with a change in control.

Our Common Stock is traded on the The NASDAQ Global Select Market under the symbol “PWAV.” On December 17, 2007, the last reported sale price for our Common Stock on NASDAQ was $4.12 per share.

Investing in our securities involves risks. See the “ Risk Factors” section contained in this Prospectus and the risk factors incorporated herein by reference from our annual report and quarterly reports filed with the Securities Exchange Commission, or SEC.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 19, 2007.

You should rely only on the information incorporated herein by reference or provided in this prospectus or any prospectus supplement. We have not authorized any person to make a statement that differs from what is included or incorporated by reference in this prospectus or any prospectus supplement. If any person does make a statement that differs from what is included or incorporated by reference in this prospectus or any prospectus supplement, you should not rely on it. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed materially since that date.

References in this prospectus to “Powerwave,” “we,” “us” and “our” refer to Powerwave Technologies, Inc. and its subsidiaries, unless otherwise specified.

i

SUMMARY

Our Company

Powerwave is a global supplier of end-to-end wireless solutions for wireless communications networks. Our business consists of the design, manufacture and marketing and sale of products to improve coverage, capacity and data speed in wireless communications networks, including antennas, boosters, combiners, filters, radio frequency power amplifiers, repeaters, tower-mounted amplifiers, and advanced coverage solutions. These products are utilized in major wireless networks throughout the world which support voice and data communications by use of cell phones and other wireless communication devices. We sell such products to both original equipment manufacturers, who incorporate our products into their proprietary base stations (which they then sell to network operators), and directly to individual wireless network operators for deployment into their existing networks.

Our business depends upon the worldwide demand for wireless communications and the resulting requirements for infrastructure spending by wireless network operators to support such demand. Today, the majority of the wireless network operators offer wireless voice and data services on what are commonly referred to as 2G, 2.5G or 3G networks. These wireless networks utilize common transmission protocols including Code Division Multiple Access, or CDMA, Time Division Multiple Access, or TDMA, and Global System for Mobile, or GSM, all of which define different standards for transmitting voice and data within wireless networks. Within these transmission protocols, there are various improvements available to increase the speed of data transmission or to increase the amount of voice capacity in the network. These types of improvements are generally referred to as 2.5G and include upgrades to GSM such as General Packet Radio Service or GPRS and Enhanced Data rates for Global Evolution or EDGE. For CDMA networks, various upgrades are referred to as CDMA 1x, CDMA2000 and CDMA EV/DO.

The newest generation of wireless voice and data transmission protocols is commonly referred to as 3G. These next generation transmission protocols provide significantly higher data rate transmissions, with significant additional voice capacity and the ability to transmit high capacity information, such as video and web access. The major 3G transmission protocol is known as Wideband Code Division Multiple Access, or WCDMA. This protocol is being utilized in the next generation of GSM networks, which are referred to as Universal Mobile Telecommunication Systems, or UMTS.

Our strategy is to become the leading supplier of advanced solutions to the wireless communications industry and includes the following key elements:

•

providing leading technology to the wireless communications infrastructure equipment industry through research and development that continues to improve our products’ technical performance while reducing our costs and establishing new levels of technical performance for the industry;

•	utilizing our research and development efforts combined with our internal and external manufacturing and supply chain capabilities to raise our productivity and to lower our product costs;

•

leveraging our position as a leading supplier of wireless communications products and coverage solutions to increase our market share and expand our relationships with both our existing customers and potential new customers;

•	continuing to expand our customer base of wireless network original equipment manufacturers and leading wireless network operators; and

•	maintaining our focus on the quality, reliability and manufacturability of our wireless communications products and coverage solutions.

We were incorporated in Delaware in January 1985 under the name Milcom International, Inc. and changed our name to Powerwave Technologies, Inc. in June 1996. Our main offices are located at 1801 E. St. Andrew Place, Santa Ana, California 92705, and our phone number is (714) 466-1000. More comprehensive information about us and our products is available through our worldwide web site at www.powerwave.com. The information contained on our website, or other sites linked to it, is not incorporated by reference into this prospectus.

The Notes

The following summary contains basic information about the Notes and is not intended to be complete. It does not contain all of the information that is important to you. For a more complete understanding of the Notes, and the shares of our Common Stock underlying the Notes, please refer to the section of this prospectus entitled “Description of Notes” and “Description of Capital Stock”.

Issuer	Powerwave Technologies, Inc.

Notes Offered	$150,000,000 aggregate principal amount of 3.875% Convertible Subordinated Notes due 2027.

Maturity	October 1, 2027.

Interest Rate and Payment Dates	The Notes bear interest at a rate of 3.875% per annum. Interest will be payable semiannually in arrears on each October 1 and April 1 beginning on April 1, 2008.

Subordination	The Notes are our general unsecured obligations, are subordinate in right of payment to all of our existing and future senior indebtedness and rank equally with all of our existing and future subordinated debt. In addition, the Notes are effectively subordinated to all of the existing and future debt and other liabilities of our subsidiaries. As of September 30, 2007, we had approximately $2,438,887 of senior debt, which consisted of approximately $2,425,392 of outstanding letters of credit related to contingent liabilities under our workers compensation insurance policies and governmental value-added tax compliance programs and approximately $13,495 of capital lease obligations, all of which will be senior in right of payment to the Notes. In addition, as of September 30, 2007, we had $330,000,000 of outstanding indebtedness which rank equally with the Notes.

Conversion Rights	Holders may convert some or all of their outstanding Notes, unless previously purchased by us, into shares of our Common Stock at an initial “Conversion Price” per share of $8.71, at any time prior to the close of business on the maturity date. This represents a conversion rate of approximately 114.8106 shares of Common Stock per $1,000 principal amount of Notes.

In certain circumstances the Conversion Price will be subject to adjustment. See “Description of the Notes—Conversion Rights—Adjustment to Conversion Price Upon a Change in Control.”

If you elect to convert your Notes in connection with a change in control at a time when the Notes are not redeemable by us, under certain circumstances we will (1) adjust the Conversion Price to increase the number of shares of Common Stock you will receive upon conversion or (2) elect to adjust the conversion rate and the related conversion obligation so that the Notes are convertible into shares of the acquiring or surviving company.

Upon conversion, you will not receive any cash payment representing accrued and unpaid interest. Instead, such accrued interest will be deemed paid by the shares of Common Stock received upon conversion.

Optional Redemption	We may redeem all or any portion of the Notes at any time on or after October 8, 2014, at a price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest up to but not including the date of redemption, payable in cash.

On or after October 8, 2013 until October 7, 2014, we may redeem all or any portion of the Notes for cash at a price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest up to but not including the date of redemption, in the event that the closing sale price of our Common Stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar month preceding the calendar month in which the notice of redemption is properly mailed to holders is more than 130% of the then-applicable Conversion Price on that 30th trading day.

Repurchase of Notes at the Option of the Holder	Holders may require us to repurchase all or a portion of their Notes on October 1, 2014, 2017 and 2022 for a repurchase price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, up to but not including the date of repurchase, payable in cash. See “Description of the Notes—Repurchase of Notes at the Option of the Holder.”

Repurchase of Notes Upon a Change in Control	Upon a change in control, holders will have the right to require us to repurchase all or a portion of their Notes for a period of time after the change in control. The repurchase price will be equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, up to but not including the date of redemption, payable in cash. See “Description of the Notes—Right to Require Purchase of Notes Upon a Change in Control.”

Sinking Fund	None.

Events of Default	The following are events of default under the indenture:

• we fail to pay any interest upon any of the Notes when due and payable, which continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

• we fail to pay principal of the Notes when due, including on a redemption or repurchase date, whether or not prohibited by the subordination provisions of the indenture;

• we fail to provide notice of the occurrence of a change in control as required by the indenture, which failure continues for a period of 30 days;

•     we fail to pay when due the principal of indebtedness for money borrowed by us or our subsidiaries in excess of $25,000,000, or the acceleration of that indebtedness that is not withdrawn within 15 days after the date of written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding Notes;

•     we breach, or fail to perform, any of our other covenants in the indenture which are not remedied within 60 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding Notes; or

• events of bankruptcy, insolvency or reorganization involving Powerwave.

See “Description of the Notes—Events of Default.”

Form of the Notes	The Notes were issued in fully registered book-entry form and are represented by permanent global notes without coupons deposited with the trustee for the Notes, as custodian for the Depository Trust Company (the “DTC”). Beneficial interests in global notes will be shown on, and transfers thereof will be effected only through, records maintained by the DTC and its direct and indirect participants, and a holder’s interest in any global note may not be exchanged for certificated notes, except in limited circumstances. See “Description of the Notes—Book-Entry System.”

Registration Rights	Pursuant to the registration rights agreement we entered into with the initial purchaser of the Notes, we have filed a shelf registration statement, of which this prospectus is a part, with the SEC relating to the resale of the Notes and Common Stock issuable upon conversion of the Notes. We have agreed in the registration rights agreement to use our reasonable efforts to keep the shelf registration statement effective until the earliest date when all registrable securities:

• have been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement;

• may be resold without restriction pursuant to Rule 144(k) under the Securities Act

If we fail to comply with certain of our obligations under the registration rights agreement, we will be required to pay liquidated damages to the holders of the Notes and any shares of our Common Stock issued upon conversion of the Notes.

Use of Proceeds	The selling securityholders will receive all of the proceeds from the sale under this prospectus of the Notes and Common Stock issuable upon conversion of the Notes. We will not receive any proceeds from these sales.

Listing of Common Stock	Our Common Stock is listed on The Nasdaq Global Select Market under the symbol “PWAV.”

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the Notes.

RISK FACTORS

Our business faces significant risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occur, our business, results of operations or financial condition could suffer, and the trading price of our Common Stock could decline which could also affect the value of the Notes.

Risks Related to Our Business

We rely upon a few customers for the majority of our revenues and the loss of any one of these customers, or a significant loss, reduction or rescheduling of orders from any of these customers, would have a material adverse effect on our business, results of operations and financial condition.

We sell most of our products to a small number of customers, and we expect this will continue. For the nine months ended September 30, 2007, sales to Nokia Siemens accounted for approximately 36% of net sales and sales to Alcatel-Lucent accounted for approximately 16% of our net sales. Nokia and Siemens, who combined their wireless business effective April 1, 2007, accounted for approximately 34% of our revenues in 2006. For fiscal year 2005, Cingular Wireless (now known as AT&T), accounted for approximately 16% of our net sales and Nokia accounted for approximately 14% of our net sales. During fiscal year 2006 and 2007, our direct sales to AT&T significantly declined compared to 2005 and such decline contributed to our operating loss and reduced financial performance for fiscal 2006. During the fourth quarter of 2006, Nokia and Siemens significantly reduced their demand, which also contributed to our operating loss for 2006 and the first six months of 2007. The new Nokia Siemens is our largest customer and any decline in this business will have an adverse impact on our business and results of operations. Our future success is dependent upon the continued purchases of our products by a small number of customers such as Nokia Siemens, Alcatel-Lucent, AT&T, and network operator customers and any fluctuations in demand from such customers or other customers would negatively impact our results of operations. If we are unable to broaden our customer base and expand relationships with major wireless original equipment manufacturers and major operators of wireless networks, our business will continue to be impacted by unanticipated demand fluctuations due to our dependence on a small number of customers. Unanticipated demand fluctuations can have a negative impact on our revenues and business, and an adverse effect on our results of operations and financial condition. In addition, our dependence on a small number of major customers exposes us to numerous other risks, including:

•	a slowdown or delay in deployment of wireless networks by any one customer could significantly reduce demand for our products;

•	reductions in a single customer’s forecasts and demand could result in excess inventories;

•	consolidation of customers can reduce demand as well as increase pricing pressure on our products due to increased purchasing leverage;

•	each of our customers has significant purchasing leverage over us to require changes in sales terms including pricing, payment terms and product delivery schedules;

•	direct competition should a customer decide to increase its level of internal designing and/or manufacturing of wireless communication network products; and

•

concentration of accounts receivable credit risk, which could have a material adverse effect on our liquidity and financial condition if one of our major customers declared bankruptcy or delayed payment of their receivables.

We may incur unanticipated costs as we complete the integration of our business with businesses we recently acquired.

On May 3, 2004, we completed the exchange offer for the outstanding shares of LGP Allgon Holding AB. On September 2, 2005, we completed the acquisition of REMEC, Inc.’s Wireless Systems Business (the “REMEC

Wireless Acquisition”) and on October 15, 2006, we completed the acquisition of the Wireless Infrastructure Division business of Filtronic plc. Each of these acquisitions involve the integration of companies and operations, many of which are based in different countries that previously operated independently. This is a complex, costly and time consuming process. We have limited experience integrating operations as substantial and geographically diverse as those of LGP Allgon, REMEC Wireless and Filtronic Wireless, and as a result, we may not successfully integrate these operations with our own in a timely or cost-effective manner, or at all. We have previously encountered difficulties and delays in integrating and consolidating operations which have had a negative impact on our results of operations. The failure to successfully integrate these operations could undermine the anticipated benefits and synergies of the acquisitions, which could adversely affect our business, financial condition and results of operations. The anticipated benefits and synergies of these acquisitions relate to cost savings associated with operational efficiencies, greater economies of scale and revenue enhancement opportunities. However, these anticipated benefits and synergies are based on projections and assumptions, not actual experience, and assume a smooth and successful integration of these businesses.

In addition, the acquisition of Filtronic’s Wireless Infrastructure Division business is one of the largest acquisitions we have undertaken and the complex process of integrating this business requires significant resources. We have incurred and will continue to incur significant costs and commit significant management time in integrating this operation, information, communications and other systems and personnel, among other items. The integration of this business has resulted and will continue to result in cash outflows related to the integration process, such as:

•	additional restructuring costs, including the closure of facilities and personnel severance costs;

•	fees and expenses of professionals and consultants involved in completing the integration process;

•	settling existing liabilities of the acquired businesses;

•	integrating and converting technology and manufacturing systems as well as bills of material; and

•	integrating personnel.

We may need additional capital in the future and such additional financing may not be available at favorable terms.

In conjunction with the acquisition of Filtronic’s Wireless Infrastructure business, we paid $185 million to Filtronic, significantly reducing our cash balance. In April 2007, we entered into a revolving trade receivables purchase agreement which provides a sales facility for our trade receivables, up to a maximum of $65.0 million. In September 2007, Powerwave completed the private placement of $150.0 million in aggregate principal amount of convertible subordinated notes due October 2027. Powerwave received net cash proceeds of approximately $145.5 million from the sale of these notes. While the revolving trade receivables purchase agreement gives us additional sources of liquidity, we may need to raise additional funds through public or private debt or equity financings in order to take advantage of opportunities, including more rapid international expansion or acquisitions of complementary businesses or technologies. If we are not successful in integrating our businesses, reducing our inventories and managing the worldwide aspects of our company, our operations may not generate profits and we may consume our cash resources faster than we anticipate. Such losses would make it difficult to obtain new sources of financing. In addition, if we do not generate sufficient cash flow from operations, we may need to raise additional funds to repay our $480.0 million of outstanding convertible debt that we issued in 2003, 2004, and 2007, of which $130.0 million is due in July 2008. Our ability to secure additional financing or sources of funding is dependent upon numerous factors, including the current outlook of our business, our credit rating and the market price of our common stock, all of which are directly impacted by our ability to increase revenues and generate profits. Our ability to increase revenues and generate profits is subject to numerous risks and uncertainties and any significant decrease in our revenues or profitability could reduce our operating cash flows and erode our existing cash balances. Our ability to reduce our inventories and improve our cash flow is dependent on numerous risks and uncertainties and if are not able to reduce our inventories, we will not generate cash required to operate our business. Our ability to secure additional financing is also dependent upon the credit markets, which have recently come under pressure due to credit concerns arising from the subprime mortgage lending market. If we are unable to secure additional financing or such financing is not available at acceptable terms, we may not be able to take advantage of such opportunities, otherwise respond to unanticipated competitive pressures, or repay our convertible debt.

We have begun the process of implementing a new worldwide enterprise resource planning system and if we are unsuccessful in deploying the system or, if it takes longer than anticipated to deploy the system, we may incur significant additional costs which would negatively impact our financial results as well as potentially weaken our systemic internal controls.

At the end of 2004, we made the decision to replace our existing enterprise resource planning systems with a single global system from Oracle. We have begun the implementation phase and have converted the majority of the existing Powerwave operations to the Oracle system. With the Filtronic Wireless Acquisition, we are now planning the conversion of the Filtronic systems and intend to convert the Filtronic enterprise resource planning systems during fiscal 2007 and fiscal 2008 to the Oracle platform. System conversions are expensive and time consuming undertakings that impact all areas of our company. While a successful implementation will provide many benefits to us, an unsuccessful or delayed implementation will cost us significant time and resources, as well as expense. During the third quarter of 2006, we encountered delays in our conversion of our European operations. These delays coupled with production transfer issues, resulted in delayed production and less revenues which negatively impacted our results in the same quarter. While we have implemented our plans to finish the conversion process, these delays did have a negative impact on our operating costs. In addition, due to the systemic internal control features within enterprise resource planning systems, any changes in our enterprise resource planning system will have an impact on the testing of our internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. If we encounter unanticipated delays in deploying our new enterprise resource planning system, we may be unable to complete within the currently required time period our Section 404 testing of the systemic internal controls within such system, which could create a material weakness or significant deficiency in our overall internal controls as of the end of a fiscal year.

We have previously experienced significant reductions in demand for our products by certain customers and if this continues, our operating results will be adversely impacted.

We have a history of significant unanticipated reductions in demand that demonstrates the risks related to our customer and industry concentration levels. While our revenues have increased at times during fiscal years 2005 and 2006, a significant portion of this increase was due to our acquisitions of LGP Allgon and REMEC Wireless. During fiscal 2006, we experienced significantly reduced demand for our products due to lower than anticipated purchasing plans by a major North American wireless network operator. In addition, in the fourth quarter of 2006, when we acquired Filtronic Wireless, Nokia and Siemens significantly reduced their demand which had a significant negative impact on both Powerwave and the Filtronic Wireless businesses. As a result of this reduction and general slowness in the wireless infrastructure marketplace during the fourth quarter of fiscal 2006, our revenues decreased to $169.8 million in the fourth quarter of fiscal 2006 from $249.4 million in the fourth quarter of 2005. This slowdown continued in the first six months of 2007, when our revenues declined from the fourth quarter of 2006 and when compared to the first six months of 2006, even though the first six months of 2007 included the Filtronic Wireless Acquisition. These types of reductions in overall market demand had a negative impact on our business and results of operations.

During fiscal 2005, 2006 and 2007, we also experienced a significant reduction in demand from Nortel. We cannot guarantee that we will be able to continue to generate new demand to offset reductions from existing customers. If we are unable to continue to generate new demand, our revenues will go down and our results of operations will be negatively impacted.

Also, in the past we have experienced significant unanticipated reductions in wireless network operator demand as well as significant delays in demand for 3G, or next generation service based products due to the high projected capital cost of building such networks and market concerns regarding the inoperability of such network protocols. In combination with these market issues, a majority of wireless network operators have, in the past, regularly reduced their capital spending plans in order to improve their overall cash flow. The continuation of any delays in development of 3G networks will result in reduced demand for our products which will have a material adverse effect on our business.

We have experienced, and will continue to experience, significant fluctuations in sales and operating results from quarter to quarter.

Our quarterly results fluctuate due to a number of factors, including:

•	the lack of any obligation by our customers to purchase their forecasted demand for our products;

•	cost associated with restructuring activities, including severance, inventory obsolescence and facility closure costs;

•	variations in the timing, cancellation, or rescheduling of customer orders and shipments;

•	cost associated with consolidating acquisitions;

•	high fixed expenses that increase operating expenses, especially during a quarter with a sales shortfall;

•	product failures and associated warranty and in-field service support costs; and

•	discounts given to certain customers for large volume purchases.

We have regularly generated a large percentage of our revenues in the last month of a quarter. Since we attempt to ship products quickly after we receive orders, we may not always have a significant backlog of unfilled orders at the start of each quarter and we may be required to book a substantial portion of our orders during the quarter in which such orders ship. Our major customers generally have no obligation to purchase forecasted amounts and may cancel orders, change delivery schedules or change the mix of products ordered with minimal notice and without penalty. As a result, we may not be able to accurately predict our quarterly sales. Because our expense levels are partially based on our expectations of future sales, our expenses may be disproportionately large relative to our revenues, and we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any shortfall in sales relative to our quarterly expectations or any delay of customer orders would adversely affect our revenues and results of operations.

Order deferrals and cancellations by our customers, declining average sales prices, changes in the mix of products sold, delays in the introduction of new products and longer than anticipated sales cycles for our products have, in the past, adversely affected our results of operations. Despite these factors, we, along with our contract manufacturers, maintain significant finished goods, work-in-progress and raw materials inventory to meet estimated order forecasts. If our customers purchase less than their forecasted orders or cancel or delay existing purchase orders, there will be higher levels of inventory that face a greater risk of obsolescence. If our customers desire to purchase products in excess of the forecasted amounts or in a different product mix, there may not be enough inventory or manufacturing capacity to fill their orders.

Due to these and other factors, our past results are not reliable indicators of our future performance. Future revenues and operating results may not meet the expectations of public market analysts or investors. In either case, the price of our Common Stock could be materially adversely affected.

Our average sales prices have declined, and we anticipate that the average sales prices for our products will continue to decline and negatively impact our gross profit margins.

Wireless service providers are continuing to place pricing pressure on wireless infrastructure manufacturers, which in turn, has resulted in lower selling prices for our products, with certain competitors aggressively reducing prices in an effort to increase their market share. In addition, the consolidation of original equipment manufacturers such as Alcatel/Lucent and Nokia/Siemens is concentrating their purchasing power at the surviving entities, which is placing further pricing pressures on the products we sell to such customers. We may be forced to further reduce our prices to such customers, which would have a negative impact on our business and results of operations. We believe that the average sales prices of our products will continue to decline for the foreseeable future. The average sales price for our products declined by between 2% to 12% from fiscal 2005 to fiscal 2006. Since wireless infrastructure manufacturers frequently negotiate supply arrangements far in advance of delivery dates, we must often commit to price reductions for our products before we know how, or if, we can obtain such cost reductions. With ongoing consolidation in our industry, the increased size of many of our customers allows them to exert greater pressure on us to reduce prices. In addition, average sales prices are affected by price discounts negotiated without firm orders for large volume purchases by certain customers. To offset declining average sales prices, we must reduce manufacturing costs and ultimately develop new products with lower costs or higher average sales prices. If we cannot achieve such cost reductions or increases in average selling prices, our gross margins will decline.

Our suppliers, contract manufacturers or customers could become competitors.

Many of our customers internally design and/or manufacture their own wireless communications network products. These customers also continuously evaluate whether to manufacture their own wireless communications network products or utilize contract manufacturers to produce their own internal designs. Certain of our customers regularly produce or design wireless communications network products in an attempt to replace products manufactured by us. We believe that this practice will continue. In the event that our customers manufacture or design their own wireless communications network products, such customers could reduce or eliminate their purchases of our products, which would result in reduced revenues and would adversely impact our results of operations and liquidity. Wireless infrastructure equipment manufacturers with internal manufacturing capabilities, including many of our customers, could also sell wireless communications network products externally to other manufacturers, thereby competing directly with us. In addition, our suppliers or contract manufacturers may decide to produce competing products directly for our customers and, effectively, compete against us. If, for any reason, our customers produce their wireless communications network products internally, increase the percentage of their internal production, require us to participate in joint venture manufacturing with them, engage our suppliers or contract manufacturers to manufacture competing products, or otherwise compete directly against us, our revenues would decrease, which would adversely impact our results of operations.

Our success is tied to the growth of the wireless services communications market and our future revenue growth is dependent upon the expected increase in the size of this market.

Our revenues come from the sale of wireless communications network products and coverage solutions. Our future success depends solely upon the growth and increased availability of wireless communications services. Wireless communications services may not grow at a rate fast enough to create demand for our products, as we experienced during fiscal 2003 and again in fiscal 2006. During fiscal 2006 and into fiscal 2007, a major North American wireless network operator significantly reduced demand for new products. In addition, during the same period, several major equipment manufacturers began a process of consolidating their operations, which significantly reduced their demand for products. During fiscal 2003, wireless network operators reduced or delayed capital spending on wireless networks in order to preserve their operating cash and improve their balance sheets. Such reduced spending on wireless networks had a negative impact on our operating results. If wireless network operators delay or reduce levels of capital spending, our operating results will be negatively impacted.

Our reliance on contract manufacturers exposes us to risks of excess inventory or inventory carrying costs.

If our contract manufacturers are unable to timely respond to changes in customer demand, we may be unable to produce enough products to respond to sudden increases in demand resulting in lost revenues, or alternatively, in the case of order cancellations or decreases in demand, we may be liable for excess or obsolete inventory or cancellation charges resulting from contractual purchase commitments that we have with our contract manufacturers. We regularly provide rolling forecasts of our requirements to our contract manufacturers for planning purposes, pursuant to our agreements, a portion of which is binding upon us. Additionally, we are committed to accept delivery on the forecasted terms for a portion of the rolling forecast. Cancellations of orders or changes to the forecasts provided to any of our contract manufacturers may result in cancellation costs payable by us. In the past, we have been required to take delivery of materials from other suppliers and subcontractors that were in excess of our requirements and we have previously recognized charges and expenses related to such excess material. We expect that we will incur such costs in the future.

By using contract manufacturers, our ability to directly control the use of all inventory is reduced since we do not have full operating control over their operations. If we are unable to accurately forecast demand for our contract manufacturers and manage the costs associated with our contract manufacturers, we may be required to pay inventory carrying costs or purchase excess inventory. If we or our contract manufacturers are unable to utilize such excess inventory in a timely manner, and are unable to sell excess components or products due to their customized nature, our operating results and liquidity would be negatively impacted.

Our acquisition of Filtronic’s Wireless Infrastructure Division business, as well as future acquisitions, or strategic alliances, may present risks, and we may be unable to achieve the financial and strategic goals intended at the time of any acquisition or strategic alliance.

On October 15, 2006, we completed the Filtronic Wireless Acquisition. In the past, we have acquired and made investments in other companies, products and technologies and entered into strategic alliances with other companies. We continually evaluate these types of opportunities. In addition to the Filtronic Wireless Acquisition, we may acquire or invest in other companies, products or technologies, or we may enter into joint ventures, mergers or strategic alliances with other companies. Such transactions subject us to numerous risks, including the following:

•	difficulty integrating the operations, technology and personnel of the acquired company;

•	inability to achieve the anticipated financial and strategic benefits of the specific acquisition or strategic alliance;

•

significant additional warranty costs due to product failures and or design differences that were not identified during due diligence, and such costs could result in charges to earnings if they are not recoverable from the seller;

•	inability to retain key technical and managerial personnel from the acquired company;

•	difficulty in maintaining controls, procedures and policies during the transition and integration process;

•	diversion of our management’s attention from other business concerns;

•

failure of our due diligence process to identify significant issues, including issues with respect to product quality, product architecture, legal and financial contingencies, and product development; and

•	significant exit charges if products acquired in business combinations are unsuccessful.

If we are unable to effectively manage these risks as part of any acquisition or joint venture, our business would be adversely affected.

We depend on single sources or limited sources for key components and products, which exposes us to risks related to product shortages or delays, as well as potential product quality issues, all of which could increase the cost of our products thereby reducing our operating profits.

A number of our products and the parts used in our products are available from only one or a limited number of outside suppliers due to unique component designs, as well as certain quality and performance requirements. To take advantage of volume pricing discounts, we also purchase certain products, and along with our contract manufacturers, purchase certain customized components from single or limited sources. We have experienced, and expect to continue to experience, shortages of single-source and limited-source components. Shortages have compelled us to adjust our product designs and production schedules and have caused us to miss customer requested delivery dates. To date, missed customer delivery dates have not had a material adverse impact on our financial results. If single-source or limited-source components become unavailable in sufficient quantities in the desired time periods, are discontinued or are available only on unsatisfactory terms, we would be required to purchase comparable components from other sources and may be required to redesign our products to use such components which could delay production and delivery of our products. If production and delivery of our products are delayed such that we do not meet the agreed upon delivery dates of our customers, such delays could result in lost revenues due to customer cancellations, as well as potential financial penalties payable to our customers. Any such loss of revenue or financial penalties could have a material adverse effect on our results of operations.

As part of the Filtronic Wireless Acquisition, we are purchasing certain components from Filtronic plc for use in certain products included in the acquisition. Filtronic plc is a sole source of these components. If we were unable to obtain such components, we would have to redesign certain products and find an alternative source of supply, which would likely increase our costs and have a negative impact on our business and results of operations. We may also be subject to penalties if we could not find a timely replacement if we were unable to meet customer delivery requirements.

Our reliance on certain single-source and limited-source components and products also exposes us and our contract manufacturers to quality control risks if these suppliers experience a failure in their production process or otherwise fail to meet our quality requirements. A failure in a single-source or limited-source component or product could force us to repair or replace a product utilizing replacement components. If we cannot obtain comparable replacements or redesign our products, we could lose customer orders or incur additional costs, which would have a material adverse effect on our results of operations.

We may fail to develop products that are sufficiently manufacturable, which could negatively impact our ability to sell our products.

Manufacturing our products is a complex process that requires significant time and expertise to meet customers’ specifications. Successful manufacturing is substantially dependent upon the ability to assemble and tune these products to meet specifications in an efficient manner. In this regard, we largely depend on our staff of assembly workers and trained technicians at our internal manufacturing operations in the U.S., Europe and Asia, as well as our contract manufacturers’ staff of assembly workers and trained technicians predominantly located in Asia. If we cannot design our products to minimize the manual assembly and tuning process, or if we or our contract manufacturers lose a number of trained assembly workers and technicians or are unable to attract additional trained assembly workers or technicians, we may be unable to have our products manufactured in a cost effective manner.

We may fail to develop products that are of adequate quality and reliability, which could negatively impact our ability to sell our products.

We have had quality problems with our products including those we have acquired in recent business acquisitions. We may have similar product quality problems in the future. We have replaced components in some products and replaced entire products in accordance with our product warranties. We believe that our customers will demand that our products meet increasingly stringent performance and reliability standards. If we cannot keep pace with technological developments, evolving industry standards and new communications protocols, if we fail to adequately improve product quality and meet the quality standards of our customers, or if our contract manufacturers fail to achieve the quality standards of our customers, we risk losing business which would negatively impact our results of operations. Design problems could also damage relationships with existing and prospective customers and could limit our ability to market our products to large wireless infrastructure manufacturers, many of which build their own products and have stringent quality control standards. In addition, we have incurred significant costs addressing quality issues from products that we have acquired in certain of our acquisitions. We are also required to honor certain warranty claims for products that we have acquired in our recent acquisitions. While we intend to seek recovery of amounts that we have paid, or may pay in the future, to resolve warranty claims through indemnification from the prior manufacturer, such process can be costly and time consuming.

If we are unable to hire and retain highly qualified technical and managerial personnel, we may not be able to sustain or grow our business.

Competition for personnel, particularly qualified engineers, is intense. The loss of a significant number of such persons, as well as the failure to recruit and train additional technical personnel in a timely manner, could have a material adverse effect on our business, results of operations and financial condition. The departure of any of our management and technical personnel, the breach of their confidentiality and non-disclosure obligations to Powerwave or the failure to achieve our intellectual property objectives may also have a material adverse effect on our business.

We believe that our success depends upon the knowledge and experience of our management and technical personnel and our ability to market our existing products and to develop new products. Our employees are generally employed on an at-will basis and do not have non-compete agreements. Therefore, we have had, and may continue to have, employees leave us and go to work for competitors.

There are significant risks related to our internal and contract manufacturing operations in Asia.

As part of our manufacturing strategy, we utilize contract manufacturers in China, Philippines, Singapore and Thailand. We also maintain our own manufacturing operations in China, Hungary, Finland and Estonia, as well as limited capability in the United States. We closed our Costa Rica manufacturing facility in December 2006.

The Chinese legal system lacks transparency, which gives the Chinese central and local government authorities a higher degree of control over our business in China than is customary in the United States and makes the process of obtaining necessary regulatory approval in China inherently unpredictable. In addition, the protection accorded our proprietary technology and know-how under the Chinese and Thai legal systems is not as strong as in the United States and, as a result, we may lose valuable trade secrets and competitive advantage. Also, manufacturing our products and utilizing contract manufacturers, as well as other suppliers throughout the Asia region, exposes our business to the risk that our proprietary technology and ownership rights may not be protected or enforced to the extent that they may be in the United States.

Although the Chinese government has been pursuing economic reform and a policy of welcoming foreign investments during the past two decades, it is possible that the Chinese government will change its current policies in the future, making continued business operations in China difficult or unprofitable.

In February 2006, the Philippines experienced a failed coup to overturn the existing government, which prompted the government to declare a state of emergency. While the state of emergency was eventually lifted, this highlights some of the political risks of relying upon manufacturing operations in this location. In September 2006, Thailand experienced a military coup which overturned the existing government. We are not able to currently estimate what the long-term impact of this coup will have on our operations in Thailand. If there were to be future coups or some other type of political unrest, such activity may impact the ability to manufacture products in this region and may prevent shipments from entering or leaving the country. Any such disruptions could have a material negative impact on our operations and financial results.

We require air or ocean transport to ship products built in our various manufacturing locations to our customers. High energy costs have increased our transportation cost which has had a negative impact on our production costs. Transportation costs would escalate if there were a shortage of air or ocean cargo space and any significant increase in transportation costs would cause an increase in our expenses and negatively impact our results of operations. In addition, if we are unable to obtain cargo space or secure delivery of components or products due to labor strikes, lockouts, work slowdowns or work stoppages by longshoremen, dock workers, airline pilots or other transportation industry workers, our delivery of products could be adversely delayed.

The initial sales cycle associated with our products is typically lengthy, often lasting from nine to eighteen months, which could cause delays in forecasted sales and cause us to incur substantial expenses before we record any associated revenues.

Our customers normally conduct significant technical evaluations, trials and qualifications of our products before making purchase commitments. This qualification process involves a significant investment of time and resources from both our customers and us in order to ensure that our product designs are fully qualified to perform as required. The qualification and evaluation process, as well as customer field trials, may take longer than initially forecasted, thereby delaying the shipment of sales forecasted for a specific customer for a particular quarter and causing our operating results for the quarter to be less than originally forecasted. Such a sales shortfall would reduce our profitability and negatively impact our results of operations.

We conduct a significant portion of our business internationally, which exposes us to increased business risks.

For the nine months ended September 30, 2007, and fiscal years 2006, 2005, and 2004, international revenues (excluding North American sales) accounted for approximately 72%, 72%, 62%, and 69% of our net sales, respectively. There are many risks that currently impact, and will continue to impact our international business and multinational operations, including the following:

•

compliance with multiple and potentially conflicting regulations in Europe, Asia and North and South America, including export requirements, tariffs, import duties and other trade barriers, as well as health and safety requirements;

•	potential labor strikes, lockouts, work slowdowns and work stoppages at U.S. and international ports;

•	differences in intellectual property protections throughout the world;

•	difficulties in staffing and managing foreign operations in Europe, Asia and South America, including dealings with unionized labor pools in Europe and in Asia;

•	longer accounts receivable collection cycles in Europe, Asia and South America;

•	currency fluctuations and resulting losses on currency translations;

•	terrorists attacks on American companies;

•	economic instability, including inflation and interest rate fluctuations, such as those previously seen in South Korea and Brazil;

•	competition for foreign based suppliers throughout the world;

•	overlapping or differing tax structures;

•	the complexity of global tax and transfer pricing rules and regulations and our potential inability to benefit/offset losses in one tax jurisdiction with income from another;

•	cultural and language differences between the United States and the rest of the world; and

•	political or civil turmoil.

Any failure on our part to manage these risks effectively would seriously reduce our competitiveness in the wireless infrastructure marketplace.

Protection of our intellectual property is limited.

We rely upon trade secrets and patents to protect our intellectual property. We execute confidentiality and non-disclosure agreements with certain employees and our suppliers, as well as limit access to and distribution of our proprietary information. We have an ongoing program to identify and file applications for U.S. and other international patents.

The departure of any of our management and technical personnel, the breach of their confidentiality and non-disclosure obligations to us, or the failure to achieve our intellectual property objectives could have a material adverse effect on our business, results of operations and financial condition. We do not have non-compete agreements with our employees who are generally employed on an at-will basis. Therefore, we have had, and may continue to have, employees leave us and go to work for competitors. If we are not successful in prohibiting the unauthorized use of our proprietary technology or the use of our processes by a competitor, our competitive advantage may be significantly reduced which would result in reduced revenues.

We are at risk of third-party claims of infringement that could harm our competitive position.

We have received third-party claims of infringement in the past and have been able to resolve such claims without having a material impact on our business. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights and the functionality of the products in the market further overlap, we believe that we may face additional infringement claims. Such claims, whether or not valid, could result in substantial costs and diversion of our resources. A third party claiming infringement may also obtain an injunction or other equitable relief, which could effectively block the distribution or sale of allegedly infringing products, which would adversely affect our customer relationships and negatively impact our revenues.

The communications industry is heavily regulated. We must obtain regulatory approvals to manufacture and sell our products, and our customers must obtain approvals to operate our products. Any failure or delay by us or any of our customers to obtain such approvals could negatively impact our ability to sell our products.

Various governmental agencies have adopted regulations that impose stringent radio frequency emissions standards on the communications industry. Future regulations may require that we alter the manner in which radio signals are transmitted or otherwise alter the equipment transmitting such signals. The enactment by governments of new laws or regulations or a change in the interpretation of existing regulations could negatively impact the market for our products.

The increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation and deliberation over competing technologies. The delays inherent in this type of governmental approval process have caused, and may continue to cause, the cancellation, postponement or rescheduling of the installation of communications systems by our customers. These types of unanticipated delays would result in delayed or cancelled customer orders.

We may need to recognize an impairment in our goodwill

If our revenues do not grow or reach anticipated levels or if our Common Stock continues to trade at current low levels, it is possible that in the near future an indicator of impairment of our goodwill may exist and we may need to recognize an impairment in our goodwill. A large portion of our value is dependent upon continued future growth in demand for our products. If such growth does not materialize or our forecasts and internal expectations are significantly reduced, we will likely have to recognize an impairment in the value of our goodwill. At September 30, 2007, goodwill totaled $502.3 million, which equates to approximately 89% of our total equity. Such an impairment could result in a significant loss for the period in which such impairment occurs. In addition, our acquisition of Filtronic’s Wireless Infrastructure Division business has an initial accounting value of $353.2 million, which includes approximately $186 million of goodwill identified in the preliminary allocation of the purchase price to the fair value of the assets acquired. The accounting value, which reflects a purchase price that includes $185 million in cash and 17.7 million shares of our Common Stock valued at an average price of $9.22 per share based on the average closing price for three days before and after our announcement of the Filtronic Wireless Acquisition in June 2006. Since that date our stock has declined significantly. On October 13, 2006, the last trading day prior to the close of the Filtronic Wireless Acquisition, our stock closed at $6.28 per share. On November 8, 2007, our stock closed at $4.68 per share.

The wireless communications infrastructure equipment industry is extremely competitive and is characterized by rapid technological change, frequent new product development, rapid product obsolescence, evolving industry standards and significant price erosion over the life of a product. If we are unable to compete effectively, our business, results of operations and financial condition would be adversely affected.

Our products compete on the basis of the following characteristics:

•	performance;

•	functionality;

•	reliability;

•	pricing;

•	quality;

•	designs that can be efficiently manufactured in large volumes;

•	time-to-market delivery capabilities; and

•	compliance with industry standards.

If we fail to address the above factors, there could be a material adverse effect on our business, results of operations and financial condition.

Our current competitors include Andrew Corporation, Fujitsu Limited, Hitachi Kokusai Electric Inc., Japan Radio Co., Ltd., Kathrein-Werke KG, Mitsubishi Electric Corporation, and Radio Frequency Systems, in addition to a number of privately held companies throughout the world, subsidiaries of certain multinational corporations and the internal manufacturing operations and design groups of the leading wireless infrastructure manufacturers such as Alcatel-Lucent, Ericsson, Motorola, Nokia Siemens, Nortel, and Samsung. Some competitors have adopted aggressive pricing strategies in an attempt to gain market share, which in return, has caused us to lower our prices in order to remain competitive. Such pricing actions have had an adverse effect on our financial condition and results of operations. In addition, some competitors have significantly greater financial, technical, manufacturing, sales, marketing and other resources than we do and have achieved greater name recognition for their products and technologies than we have. If we are unable to successfully increase our market penetration or our overall share of the wireless communications infrastructure equipment market, our revenues will decline, which would negatively impact our results of operations. During the second quarter of 2007, Andrew Corporation announced that it had agreed to be acquired by CommScope, Inc. This could create a much larger and well-financed competitor which could have an impact on business.

Our failure to enhance our existing products or to develop and introduce new products that meet changing customer requirements and evolving technological standards could have a negative impact on our ability to sell our products.

To succeed, we must improve current products and develop and introduce new products that are competitive in terms of price, performance and quality. These products must adequately address the requirements of wireless infrastructure manufacturing customers and end-users. To develop new products, we invest in the research and development of wireless communications network products and coverage solutions. We target our research and development efforts on major wireless network deployments worldwide, which cover a broad range of frequency and transmission protocols. In addition, we are currently working on products for next generation networks, as well as development projects for products requested by our customers and improvements to our existing products. The deployment of a wireless network may be delayed which could result in the failure of a particular research or development effort to generate a revenue producing product. Additionally, the new products we develop may not achieve market acceptance or may not be able to be manufactured cost effectively in sufficient volumes. Our research and development efforts are generally funded internally and our customers do not normally pay for our research and development efforts. These costs are expensed as incurred. Therefore, if our efforts are not successful at creating or improving products that are purchased by our customers, there will be a negative impact on our operating results due to high research and development expenses.

Our business is subject to the risks of earthquakes and other natural catastrophic events, and to interruptions by man made problems such as computer viruses or terrorism.

Our corporate headquarters and a large portion of our U.S. based research and development operations are located in the State of California in regions known for seismic activity. In addition, we have production facilities and have outsourced some of our production to contract manufacturers in Asia, another region known for seismic activity. A significant natural disaster, such as an earthquake in either of these regions, could have a material adverse effect on our business, operating results and financial condition. In addition, despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with our computer systems. Any such event could have a material adverse effect on our business.

Risks Related to the Notes

The Notes are subordinated to our current and future senior indebtedness, which may affect our ability to pay any or all outstanding Notes upon the occurrence of certain events.

The Notes are our general unsecured obligations and are subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the Notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the Notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding Notes. In addition, we will not make any payments on the Notes in the event of payment defaults on our senior indebtedness or other specified defaults on our designated senior indebtedness.

The Notes are also effectively subordinated to all indebtedness and liabilities, including trade payables. Neither we nor our subsidiaries are restricted from incurring additional debt, including senior indebtedness, under the terms of the indenture governing the Notes. As of September 30, 2007, we had approximately $2,438,887 of senior debt, which consisted of approximately $2,425,392 of outstanding letters of credit related to contingent liabilities under our workers compensation insurance policies and governmental value-added tax compliance programs and approximately $13,495 of capital lease obligations, all of which will be senior in right of payment to the Notes. In addition, as of September 30, 2007, we had $330,000,000 of outstanding indebtedness which will rank equally with the Notes. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the Notes could be adversely affected. We anticipate that from time to time we will incur additional indebtedness and other liabilities including senior indebtedness, and that from time to time, our subsidiaries will incur additional indebtedness and other liabilities.

We are not required by the indenture to comply with financial covenants. As a result, we may incur additional indebtedness or take other actions which may affect our ability to pay our obligations under the Notes.

The indenture does not contain any financial covenants. Consequently, we are not required under the indenture to meet any financial tests, such as those that measure our working capital, interest coverage, fixed charge coverage or net worth, in order to maintain compliance with the terms of the indenture. As a result, we are not restricted from incurring additional indebtedness or making capital expenditures or incurring other operating expenses, all of which may adversely affect our ability to pay our obligations under the Notes.

We may be unable to meet the requirements under the indenture to purchase your Notes upon specified events.

We may be required to repurchase the Notes, at the option of the holder, on October 1, 2014, 2017 and 2022 and upon a change in control. If we were required to repurchase your Notes, we may not have enough funds to pay the purchase price for all tendered Notes. Future credit agreements or other agreements relating to our indebtedness might prohibit the redemption or purchase of the Notes or may provide that a change in control constitutes an event of default. If we are required to repurchase your Notes at a time when we are prohibited from purchasing the Notes, we could seek the consent of our lenders to purchase the Notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase the Notes. Our failure to purchase tendered Notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other debt. In such circumstances, or if a change in control would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would possibly limit or prohibit payments to you. The term “change in control” is limited to certain specified transactions and may not include other events that might harm our financial condition. Our obligation to offer to purchase the Notes upon a change in control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The Notes may not be rated or may receive a lower rating than anticipated, either of which may adversely affect the trading price of the Notes or our Common Stock.

We believe it is unlikely that the Notes will be rated. However, if one or more rating agencies rate the Notes and assign the Notes a rating lower than the rating expected by investors, or reduce their rating in the future, the market price of the Notes and our Common Stock would be harmed.

We expect that the trading value of the Notes will be significantly affected by the price of our Common Stock and other factors.

The market price of the Notes is expected to be significantly affected by the market price of our Common Stock. This may result in greater volatility in the trading value of the Notes than would be expected for nonconvertible debt securities. In addition, the liquidity and market price may be materially adversely affected by:

•	changes in the overall market for convertible subordinated securities;

•	changes in our financial performance or prospects;

•	the prospects for companies in our industry generally;

•	the number of holders of the Notes;

•	the interest of securities dealers in making a market for the Notes; and

•	prevailing interest rates.

There is no established trading market for the Notes. Although the Notes sold to qualified institutional buyers under Rule 144A are eligible for trading in The PORTALSM Market, any Notes resold pursuant to the shelf registration statement of which this prospectus is part will no longer trade in The PORTALSM Market. As a result, there may be a limited market for the Notes. We do not intend to apply for listing of the Notes on any securities exchange or for inclusion of the Notes in any automated quotation system. Accordingly, we cannot predict whether an active trading market for the Notes, following their registration, will develop or be sustained. If an active trading market for the Notes fails to develop or be sustained, the trading price of the Notes could fall. Moreover, the Notes could trade at prices that may be lower than their initial offering price. In addition, the market price for the Notes may be adversely affected by changes in our financial performance, changes in the overall market for similar securities and changes in performance or prospects for companies in our industry.

We may depend on the cash flows of our subsidiaries in order to satisfy our obligations under the Notes.

We are an operating entity that also conducts a significant portion of our business through our subsidiaries. Our operating cash flows and consequently our ability to service our debt, including the Notes, is therefore partially dependent upon our subsidiaries’ earnings and their distributions of those earnings to us and may also be dependent upon loans, advances or other payments of funds to us by those subsidiaries. Our subsidiaries are separate legal entities and have no obligation, contingent or otherwise, to pay any amount due pursuant to the Notes or to make any funds available for that purpose. Our subsidiaries’ ability to make payments may be subject to the availability of sufficient surplus funds, the terms of such subsidiaries’ indebtedness, applicable laws and other factors.

The make whole premium that may be payable upon conversion in connection with a change in control may not adequately compensate you for the lost option time value of your Notes as a result of such transaction.

If you convert Notes in connection with a change in control, we may be required to pay a make whole premium by increasing the conversion rate applicable to your Notes for a period of time, as described under “Description of the Notes—Conversion of Notes—Adjustment to Conversion Price Upon a Change in Control.” While these increases in the applicable conversion rate are designed to compensate you for the lost option time value of your Notes as a result of a change in control, such increases are only an approximation of such lost value and may not adequately compensate you for such loss. In addition, even if a change in control occurs, in some cases described below under “Description of the Notes—Conversion Rights—Adjustment to Conversion Price Upon a Change in Control” there will be no such make whole premium.

The conversion rate of the Notes may not be adjusted for all dilutive events.

The conversion rate of the Notes is subject to adjustment for certain events, including but not limited to the issuance of stock dividends on our Common Stock, the issuance of certain rights or warrants, subdivisions or combinations of our Common Stock, distributions of capital stock, indebtedness or assets, certain cash dividends and certain tender or exchange offers as described under “Description of the Notes—Conversion Rights—Conversion Price Adjustments.” The conversion rate will not be adjusted for other events, such as an issuance of Common Stock for cash, that may adversely affect the trading price of the Notes or the Common Stock. In addition, in order to comply with the continued listing requirements of the Nasdaq Global Select Market, the total number of shares of Common Stock issuable upon conversion of the Notes shall not exceed approximately 149.2537 per $1,000 principal amount of Notes (subject to adjustment in certain cases). These limitations could result in us not being able to make anti-dilution adjustments to the conversion rate to which you would otherwise be entitled. There can be no assurance that an event that adversely affects the value of the Notes, but does not result in an adjustment to the conversion rate, will not occur.

If you hold Notes, you are not entitled to any rights with respect to our Common Stock, but you are subject to all changes made with respect to our Common Stock.

If you hold Notes, you are not entitled to any rights with respect to our Common Stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our Common Stock), but you are subject to all changes affecting the Common Stock. You will only be entitled to rights on the Common Stock if and when we deliver shares of Common Stock to you in exchange for your Notes. For example, in the event that an amendment is proposed to our certificate of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the Common Stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our Common Stock.

You may be deemed to receive a constructive dividend taxable to you, regardless of whether you convert the Notes into shares of our Common Stock.

The Conversion Price of the Notes is subject to adjustment under certain circumstances. Certain adjustments to (or the failure to make such adjustments to) the Conversion Price of the Notes may result in a taxable constructive distribution to you, regardless of whether you ever convert the Notes into shares of our Common Stock. For example, a decrease in the Conversion Price as a result of the payment of a cash dividend or cash distribution to our shareholders will result in a constructive distribution to you. This constructive dividend will be taxable as a dividend, return of capital, or capital gain in accordance with the rules under the Internal Revenue Code governing corporate distributions. See “Material United States Federal Income Tax Considerations—U.S. Holders—Constructive Distributions.”

Risks Related to Our Common Stock

The price of our Common Stock has been, and may continue to be, volatile and our shareholders may not be able to resell shares of our Common Stock at or above the price paid for such shares.

The price for shares of our Common Stock has exhibited high levels of volatility with significant volume and price fluctuations, which makes our Common Stock unsuitable for many investors. For example, for the two years ended December 31, 2006, the price of our Common Stock ranged from a high of $15.76 to a low of $5.87. The fluctuations in the price of our Common Stock have occasionally been unrelated to our operating performance. These broad fluctuations may negatively impact the market price of shares of our Common Stock. The price of our Common Stock has also been influenced by:

•	fluctuations in our results of operations or the operations of our competitors or customers;

•	failure of our results of operations and sales revenues to meet the expectations of stock market analysts and investors;

•	reductions in wireless infrastructure demand or expectations of future wireless infrastructure demand by our customers;

•	delays or postponement of wireless infrastructure deployments, including new 3G deployments;

•	changes in stock market analyst recommendations regarding us, our competitors or our customers;

•	the timing and announcements of technological innovations, new products or financial results by us or our competitors;

•	lawsuits alleging misconduct by us, our officers or our directors;

•	increases in the number of shares of our Common Stock outstanding; and

•	changes in the wireless industry.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to companies’ operating performance. Broad market and industry factors may materially harm the market price of our Common Stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, shareholder derivative lawsuits and securities class action litigation, like those that we currently face, have often been instituted against that company. Such litigation could result in substantial costs and a diversion of management’s attention and resources, regardless of the merits of any claims or allegations.

Based on the above, we expect that our stock price will continue to be extremely volatile. Therefore, we cannot guarantee that our investors will be able to resell their Powerwave shares at or above their acquisition price.

Failure to maintain effective internal controls over financial reporting could adversely affect our business and the market price of our Common Stock.

Pursuant to rules adopted by the SEC implementing Section 404 of the Sarbanes-Oxley Act of 2002, we are required to assess the effectiveness of our internal controls over financial reporting and provide a management report on our internal controls over financial reporting in all annual reports. This offering memorandum incorporates certain of our periodic reports that contain, among other matters, statements as to whether or not our internal controls over financial reporting are effective and the disclosure of any material weaknesses in our internal controls over financial reporting identified by management. Section 404 also requires our independent registered public accounting firm to audit management’s report.

The Committee of Sponsoring Organizations of the Treadway Commission (COSO) provides a framework for companies to assess and improve their internal control systems. Auditing Standard No. 2 provides the professional standards and related performance guidance for auditors to attest to, and report on, management’s assessment of the effectiveness of internal control over financial reporting under Section 404. Management’s assessment of internal controls over financial reporting requires management to make subjective judgments and, particularly because Section 404 and Auditing Standard No. 2 are newly effective, some of the judgments will be in areas that may be open to interpretation. Therefore, our management’s report on our internal controls over financial reporting may be difficult to prepare, and our auditors may not agree with our management’s assessment.

While we currently believe our internal controls over financial reporting are effective, we are required to comply with Section 404 on an annual basis. If, in the future, we identify one or more material weaknesses in our internal controls over financial reporting during this continuous evaluation process, our management will be unable to assert such internal controls are effective. Although we currently anticipate being able to continue to satisfy the requirements of Section 404 in a timely fashion, we cannot be certain as to the timing of completion for our future evaluation, testing and any required remediation due in large part to the fact that there are limited precedents available by which to measure compliance with these new requirements. In addition, we are in the process of replacing our enterprise resource planning system and such system replacement during fiscal 2007 and fiscal 2008 may create unanticipated delays in completing the documentation and testing requirements of Section 404. Therefore, if we are unable to assert that our internal controls over financial reporting are effective in the future, or if our auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our business and the market price of our Common Stock.

Future sales of our Common Stock could adversely affect our Common Stock price, which may delay your ability to convert the Notes into shares of Common Stock.

If all of the Notes are converted into shares of Common Stock at the Conversion Price of $8.71, approximately 14,925,373 shares of Common Stock would be issuable, which amount represents approximately 11% of our total outstanding Common Stock as of August 9, 2007.

In addition, as of September 11, 2007, an aggregate of 37,808,178 shares of our Common Stock were issuable upon exercise of outstanding stock options under our stock option plans and upon conversion of our 1.25% Convertible Subordinated Notes due 2008, which we issued in July 2003, and our 1.875% Convertible Subordinated Notes due 2024, which were issued in November 2004, and an additional 7,119,605 shares of our Common Stock were reserved for the issuance of additional options and shares under our stock option plans.

Future sales of our Common Stock and instruments convertible or exchangeable into our Common Stock, or the perception that such sales or transactions could occur, could adversely affect the market price of our Common Stock. This could, in turn, have an adverse effect on the trading price of the Notes resulting from, among other things, a delay in the ability of holders to convert their Notes into our Common Stock. This may also make it more difficult for us to sell equity securities in the future at a time and a price that we deem appropriate.

Our shareholder rights plan and charter documents could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders.

Our shareholder rights plan and certain provisions of our certificate of incorporation and Delaware law are intended to encourage potential acquirers to negotiate with us and allow our Board of Directors the opportunity to consider alternative proposals in the interest of maximizing shareholder value. However, such provisions may also discourage acquisition proposals or delay or prevent a change in control, which in turn, could harm our stock price and our shareholders.

FORWARD-LOOKING STATEMENTS

This prospectus, including reports and documents incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act, including statements regarding our capital needs, product development programs, intellectual property, expectations and intentions. Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors, including those set forth under the section entitled Risk Factors in this prospectus. You should read the factors set forth in the section entitled Risk Factors and other cautionary statements made in this prospectus carefully, and understand that those factors and statements are applicable to all related forward-looking statements wherever they appear in this prospectus and in documents incorporated by reference. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions relating to, among other things:

•	market acceptance of our products;

•	our ability to effectively manage our anticipated growth and integrate acquired businesses;

•	our ability to protect our intellectual property rights and proprietary technology;

•	research and development of our products;

•	development and management of our business and anticipated trends of our business;

•	our ability to attract, retain and motivate qualified personnel;

•	our ability to attract and retain customers;

•	the market opportunity for our products and technology;

•	the nature of regulatory requirements that apply to us, our suppliers and competitors and our ability to obtain and maintain any required regulatory approvals;

•	our future capital expenditures and needs;

•	our ability to compete;

•	the effects of claims or litigation, regardless of the merits;

•	general economic and business conditions; and

•	other risks set forth under Risk Factors in this prospectus.

You can identify forward-looking statements generally by the use of forward-looking terminology such as “believes,” “expects,” “may,” “intends,” “plans,” “should,” “could,” “seeks,” “anticipates,” “estimates,” “continues,” or other variations thereof, including their use in the negative, or by discussions of strategies, opportunities, plans or intentions.

Unless otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements, either as a result of new information, future events or otherwise after the date of this prospectus. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ in significant ways from any future results expressed or implied by the forward-looking statements.

USE OF PROCEEDS

The selling securityholders will receive all of the net proceeds from the sale of the Notes or shares of our Common Stock issuable upon conversion of the Notes. We will not receive any of the proceeds from the sale of any of the securities.

RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2007	Fiscal Year Ended
		December 31, 2006	January 1, 2006	January 2, 2005	December 28, 2003	December 29, 2002
Ratios of earnings to fixed charges	—	—	6.6x	—	—	8.9x

For the purposes of computing the ratios of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense and that portion of rental expense we believe to be representative of interest. Earnings, as defined, were not sufficient to cover fixed charges by $116.9 million for the nine months ended September 30, 2007, $132.9 million for the fiscal year ended December 31, 2006, $27.7 million for the fiscal year ended January 2, 2005 and $53.4 million for the fiscal year ended December 28, 2003.

DIVIDEND POLICY

We have never declared or paid a cash dividend. We intend to retain any earnings to fund future growth and the operation of our business and, accordingly, do not anticipate paying any cash dividends in the foreseeable future. We may enter into financing agreements containing restrictive covenants that impose limitations on the payment of dividends.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary of the material terms of our outstanding indebtedness. For further details, you should refer to the various governing instruments, copies of which are on file with the SEC.

1.875% Convertible Subordinated Notes due 2024

In November 2004, we issued $200 million of convertible subordinated Notes that mature on November 15, 2024 and bear interest at a rate of 1.875% per year, and which we refer to in this section as the 1.875% Convertible Subordinated Notes due 2024. The 1.875% Convertible Subordinated Notes due 2024 are our general unsecured obligations and are subordinated in right of payment to all of our existing and future senior indebtedness and effectively subordinated to all of our subsidiaries’ existing and future indebtedness and other liabilities. The 1.875% Convertible Subordinated Notes due 2024 rank equally with our 1.25% Convertible Subordinated Notes due 2008 and the Notes.

The 1.875% Convertible Subordinated Notes due 2024 are convertible into shares of our Common Stock at a Conversion Price of $11.09 per share, or approximately 90.1713 shares for each $1,000 principal amount of 1.875% Convertible Subordinated Notes due 2024. Upon conversion of the 1.875% Convertible Subordinated Notes due 2024, we will have the right to deliver, in lieu of Common Stock, cash or a combination of cash and shares of our Common Stock.

We may redeem some or all of the 1.875% Convertible Subordinated Notes due 2024 on or after November 21, 2009 until November 20, 2010, and on or after November 21, 2010 until November 20, 2011, for cash at a price equal to 100% of the principal amount of the 1.875% Convertible Subordinated Notes due 2024 plus accrued and unpaid interest up to but not including the date of redemption, in the event that the closing sale price of our Common Stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar month preceding the calendar month in which the notice of redemption is properly mailed to holders of the 1.875% Convertible Subordinated Notes due 2024 is more than 160% and 130%, respectively, of the then applicable Conversion Price on that 30th trading day. On or after November 21, 2011, we may redeem the 1.875% Convertible Subordinated Notes due 2024 at a redemption price equal to 100% of the principal amount of the 1.875% Convertible Subordinated Notes due 2024, plus accrued and unpaid interest up to but not including the date of redemption.

On November 15, 2011, 2014 and 2019, holders of the 1.875% Convertible Subordinated Notes due 2024 may require us to repurchase all or a portion of their notes at a repurchase price equal to 100% of the principal amount of the 1.875% Convertible Subordinated Notes due 2024, plus accrued and unpaid interest, up to but not including the date of repurchase.

Upon a “change in control”, holders of the 1.875% Convertible Subordinated Notes due 2024 will have the right to require us to repurchase all or a portion of their notes for a period of time after the change in control. The repurchase price will be equal to 100% of the principal amount of the 1.875% Convertible Subordinated Notes due 2024, plus accrued and unpaid interest, up to but not including the date of redemption, payable in cash. Under certain circumstances, the Conversion Price of the 1.875% Convertible Subordinated Notes due 2024 will be adjusted in connection with a change in control.

The indenture governing the 1.875% Convertible Subordinated Notes due 2024 does not contain any restriction on the payment of dividends, the incurrence of indebtedness or the repurchase of our securities, and does not contain any financial covenants.

1.25% Convertible Subordinated Notes due 2008

In July 2003, we issued $130 million of convertible subordinated notes that mature on July 15, 2008 and bear interest at a rate of 1.25% per year, and which we refer to in this section as the 1.25% Convertible Subordinated Notes due 2008. The 1.25% Convertible Subordinated Notes due 2008 are our general unsecured obligations and are subordinated in right of payment to all of our existing and future senior indebtedness and effectively subordinated to all of our subsidiaries’ existing and future indebtedness and other liabilities. The 1.25% Convertible Subordinated Notes due 2008 rank equally with the Notes. As of December 14, 2007, there were $13,600,000 of 1.25% Convertible Subordinated Notes due 2008 outstanding.

The 1.25% Convertible Subordinated Notes due 2008 are convertible at any time prior to July 15, 2008, at the option of the holder, into shares of our Common Stock at an initial Conversion Price of $10.49 per share, which is equal to a conversion rate of approximately 95.3289 shares per $1,000 principal amount of 1.25% Convertible Subordinated Notes due 2008, subject to adjustments described in the indenture governing the 1.25% Convertible Subordinated Notes due 2008.

We may redeem some or all of the 1.25% Convertible Subordinated Notes due 2008 if the last reported sale price of our Common Stock is at least 130% of the then-effective Conversion Price for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of the redemption notice, at 100% of the aggregate principal amount of the 1.25% Convertible Subordinated Notes due 2008, plus accrued and unpaid interest up to but not including the date of redemption, payable in cash.

Holders of the 1.25% Convertible Subordinated Notes due 2008 may require us to repurchase all or a portion of their 1.25% Convertible Subordinated Notes due 2008 upon a change in control, as defined in the indenture governing the 1.25% Convertible Subordinated Notes due 2008, at 100% of the aggregate principal amount of the 1.25% Convertible Subordinated Notes due 2008, plus accrued and unpaid interest up to but not including the date of repurchase, payable in cash.

The indenture governing the 1.25% Convertible Subordinated Notes due 2008 does not contain any restriction on the payment of dividends, the incurrence of indebtedness or the repurchase of our securities, and does not contain any financial covenants.

Revolving Trade Receivables Purchase Agreement

On April 24, 2007, we entered into a Revolving Trade Receivables Purchase Agreement with Deutsche Bank AG, New York Branch, as Administrative Agent (the “Receivables Purchase Agreement”). The Receivables Purchase Agreement provides for a receivables sales facility pursuant to which certain trade receivables are sold to a group of banks, which group initially consisted of Deutsche Bank AG, New York Branch. The outstanding amount of trade receivables sold under the receivables facility may not exceed $65.0 million at any given time. Pursuant to the receivables sales facility, we can sell on a recourse basis, eligible trade receivables to the bank group for a purchase price equal to 90% of the face amount thereof, and we act as the servicer for such receivables. Our appointment as the servicer is subject to termination events that are customary for such transactions. The receivables sales facility is also subject to conditions to funding, representations and warranties, undertakings and early termination events that are customary for transactions of this nature. This trade receivables revolving credit agreement is available for working capital and general corporate purposes. This indebtedness ranks senior to the Notes.

Outstanding Letters of Credit

As of September 30, 2007, we had approximately $2,425,392 of outstanding letters of credit related to contingent liabilities under our workers compensation insurance policies and governmental value-added tax compliance programs. This indebtedness ranks senior to the Notes.

Capital Lease Obligations

As of September 30, 2007, we had approximately $13,495 of capital lease obligations. This indebtedness ranks senior to the Notes.

DESCRIPTION OF THE NOTES

We issued $150,000,000 in aggregate principal amount of our 3.875% convertible subordinated Notes due 2027, under the indenture. We entered into a registration rights agreement, dated as of September 24, 2007, or the registration rights agreement, with the initial purchaser pursuant to which we filed a shelf registration statement with the SEC, of which this prospectus is a part, covering the resale of the Notes, as well as the shares of our Common Stock issuable upon conversion of Notes. The terms of the Notes include those expressly set forth in the indenture, the Notes, the registration rights agreement and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the Notes, the indenture and the registration rights agreement and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the Notes, the indenture, including the definitions of terms used in the indenture, and the registration rights agreement. We urge you to carefully read the entire indenture because it, and not this description, defines your rights as a holder of Notes. A copy of the indenture will be available as described under the heading “Where You Can Find More Information” in this prospectus.

For purposes of this section, references to “we,” “us,” “our” and “Powerwave” include only Powerwave Technologies, Inc. and not its subsidiaries.

General

The Notes are our general unsecured obligations and are subordinate in right of payment as described under “—Subordination of Notes.” The Notes will mature on October 1, 2027.

Interest on the Notes accrues at a rate of 3.875% per and is payable semiannually in arrears on October 1 and April 1 of each year, commencing on April 1, 2008. Interest on the Notes will accrue from September 24, 2007, or, if interest has already been paid, from the date it was most recently paid. We will make each interest payment to the holders of record of the Notes on the immediately preceding September 15 and March 15, whether or not this day is a business day. Interest payable upon redemption will be paid to the person to whom principal is payable. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. We will pay the principal of, and interest on, the Notes at the office or agency maintained by us in the Borough of Manhattan in New York City. Holders may register the transfer of their Notes at the same location. We reserve the right to pay interest to holders of the Notes by check mailed to the holders at their registered addresses. However, a holder of Notes with an aggregate principal amount in excess of $1,000,000 will be paid by wire transfer in immediately available funds. The Notes have been issued in fully registered book-entry form, without coupons, and are represented by one or more global securities. There will be no service charge for any registration of transfer or exchange of Notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange.

We may, without the consent of the holders, issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the Notes in an unlimited aggregate principal amount, provided that no such additional notes may be issued unless they will be fungible with the Notes for U.S. federal income tax purposes.

The indenture does not contain any restriction on the payment of dividends, the incurrence of indebtedness or the repurchase of our securities, and does not contain any financial covenants. Other than as described under “—Right to Require Purchase of Notes upon a Change in Control,” the indenture contains no covenants or other provisions that afford protection to holders of Notes in the event of a highly leveraged transaction.

Conversion Rights

General

A holder may at any time prior to the close of business on the maturity date convert any outstanding Notes into shares of our Common Stock at an initial “Conversion Price” of $8.71 per share. This represents a conversion rate of approximately 114.8106 shares per $1,000 principal amount at maturity of the Notes. The Conversion Price (and resulting conversion rate) is, however, subject to adjustment as described below. A holder may convert Notes only in denominations of $1,000 and multiples of $1,000.

Adjustment to Conversion Price Upon a Change in Control

If you elect to convert your Notes in connection with a change in control as defined under “—Right to Require Purchase of Notes Upon a Change in Control” that occurs at a time when the Notes are not redeemable by us, and 10% or more of the fair market value of the consideration for the shares of our Common Stock in the transaction consists of (i) cash, (ii) other property or (iii) securities that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange, we will decrease the Conversion Price for the Notes surrendered for conversion, which will increase the number of shares issuable upon conversion (the “additional shares”) as described below.

The number of additional shares will be determined by reference to the table below, based on the date on which the change in control becomes effective (the “effective date”) and the share price (the “share price”) paid per share of Common Stock in the change in control. If holders of our Common Stock receive only cash in the change in control, the share price shall be the cash amount paid per share. Otherwise, the share price shall be the average of the closing sale prices of our Common Stock on the five trading days prior to but not including the effective date of the corporate transaction.

The share prices set forth in the first row of each table below (i.e., column headers) will be adjusted as of any date on which the Conversion Price of the Notes is adjusted, as described below under “—Conversion Price Adjustments.” The adjusted share prices will equal the share prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Price immediately prior to the adjustment giving rise to the share price adjustment and the denominator of which is the Conversion Price as so adjusted. The number of additional shares will be adjusted in the same manner as the Conversion Price described under “—Conversion Price Adjustments.”

The following table sets forth the hypothetical share price and number of additional shares to be received per $1,000 principal amount of Notes:

	Stock Price on Date of Change in Control
Effective Date	$ 6.70	$ 7.00	$ 7.50	$ 8.00	$ 8.50	$ 9.00	$ 9.50	$ 10.00	$ 15.00	$ 20.00	$ 25.00	$ 30.00	$ 35.00	$ 40.00	$ 50.00
September 24, 2007	34.44	34.44	31.26	28.16	25.51	23.23	21.25	19.53	9.87	5.95	3.91	2.69	1.90	1.36	0.00
October 1, 2008	34.44	34.44	30.69	27.46	24.72	22.39	20.37	18.62	9.09	5.38	3.51	2.41	1.69	1.21	0.00
October 1, 2009	34.44	33.92	29.87	26.49	23.65	21.24	19.18	17.41	8.07	4.67	3.01	2.06	1.44	1.02	0.00
October 1, 2010	34.44	33.06	28.74	25.17	22.19	19.69	17.58	15.78	6.75	3.77	2.41	1.64	1.15	0.82	0.00
October 1, 2011	34.44	31.86	27.16	23.32	20.16	17.54	15.35	13.52	5.02	2.66	1.69	1.16	0.82	0.58	0.00
October 1, 2012	33.96	30.19	24.90	20.63	17.18	14.37	12.09	10.22	2.74	1.34	0.87	0.61	0.44	0.32	0.00
October 1, 2013	32.58	28.16	21.99	17.05	13.06	9.83	7.18	5.01	0.00	0.00	0.00	0.00	0.00	0.00	0.00
October 1, 2014	34.41	28.02	18.49	10.16	2.82	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

The share prices and additional share amounts set forth above are based upon a Common Stock closing bid price of $6.70 per share at September 18, 2007 and an initial Conversion Price of $8.71.

The maximum amount of additional shares payable is 34.44 per $1,000 principal amount of Notes. Notwithstanding the foregoing, in no event will the total number of shares of Common Stock issuable upon conversion exceed approximately 149.2537 per $1,000 principal amount of Notes, subject to adjustments in the same manner as the Conversion Price as set forth under “—Conversion Price Adjustments.”

The exact share prices and effective dates may not be set forth in the table above, in which case if the share price is between two share price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year.

Notwithstanding anything herein to the contrary, no adjustment to the Conversion Price will be made if:

•	the share price is in excess of $50.00 per share (subject to adjustment);

•

at any time on or after October 8, 2013 until October 7, 2014 the closing sale price of our Common Stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar month immediately preceding the consummation of the change in control is more than 130% of the then applicable Conversion Price on that 30th trading day; or

•	the share price is less than $6.70 per share (subject to adjustment).

Conversion After a Public Acquirer Change in Control

Notwithstanding the foregoing provisions, in the case of a public acquirer change in control (as defined below), we may, in lieu of increasing the conversion rate by additional shares as described under “—Adjustment to Conversion Price Upon a Change in Control” above, elect to adjust the conversion rate and the related conversion obligation such that, from and after the effective date of such public acquirer change in control, holders of the Notes will be entitled to convert their Notes into a number of shares of public acquirer Common Stock (as defined below) that have been registered, or the resale of which will be registered, under the Securities Act, by multiplying the conversion rate in effect immediately before the public acquirer change in control by a fraction:

•

the numerator of which will be (i) in the case of a consolidation, merger or binding share exchange, pursuant to which our Common Stock is converted into or exchanged for the right to receive cash, securities or other property, the average value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of Common Stock or (ii) in the case of any other public acquirer change in control, the average of the last closing price of our Common Stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer change in control, and

•

the denominator of which will be the average of the last closing prices of the public acquirer Common Stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer change in control.

A “public acquirer change in control” means any event constituting a change in control that would otherwise obligate us to increase the conversion rate as described under “—Adjustment to Conversion Price Upon a Change in Control” and the acquirer (or any entity that is a directly or indirectly wholly-owned subsidiary of the acquirer) has a class of Common Stock traded on a national securities exchange or which will be so traded or quoted when issued or exchanged in connection with such change in control (the “public acquirer Common Stock”). Upon a public acquirer change in control, holders may convert their Notes at the adjusted conversion rate described in the preceding paragraph but will not be entitled to the increased conversion rate as described under “—Adjustment to Conversion Price Upon a Change in Control.” The registered shares of public acquirer Common Stock, or the shares of public acquirer Common Stock registered for resale, as the case may be, shall be listed, or approved for listing subject only to official notice of issuance, on a national securities exchange.

Conversion Upon Notice of Redemption

A holder may surrender for conversion any Note called for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date.

Conversion Procedures

If you wish to exercise your conversion right, you must deliver an irrevocable conversion notice in accordance with the provisions of the indenture, together, if the Notes are in certificated form, with the certificated security, to the trustee who will, on your behalf, convert the Notes into our shares of Common Stock. You may obtain copies of the required form of the conversion notice from the trustee. If a holder of a Note has delivered notice of its election to have such Note repurchased at the option of such holder or as a result of a change in control, such Note may be converted only if the notice of election is withdrawn as described under “—Repurchase of Notes at the Option of the Holder” or “—Right to Require Repurchase of Notes Upon a Change in Control.” The “conversion date” will be the date on which the foregoing requirements have been satisfied.

Payment Upon Conversion

Except as otherwise described below, you will not receive any cash payment representing accrued and unpaid interest upon conversion of a Note and we will not adjust the conversion rate to account for the accrued and unpaid interest. Upon conversion, we will become obligated to deliver to you a fixed number of our shares of Common Stock and any cash payment to account for fractional shares (the “conversion obligation”). The cash payment for fractional shares will be based on the last reported sale price of our shares of Common Stock on the trading day immediately prior to the conversion date. Delivery of shares of Common Stock and any cash payment to account for fractional shares will be deemed to satisfy our obligation to pay the principal amount of the Notes, including accrued and unpaid interest. Accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited. The trustee will initially act as the conversion agent. Notwithstanding conversion of any Notes, the holders of the Notes and any shares of Common Stock issuable upon conversion thereof may continue to be entitled to receive additional amounts in accordance with the registration rights agreement. See “—Registration Rights.”

Conversion Price Adjustments

We will adjust the Conversion Price if (without duplication):

(1)	we issue to all holders of shares of our Common Stock other capital stock as a dividend or distribution on our Common Stock;

(2)	we subdivide, combine or reclassify our Common Stock;

(3)	we issue to all holders of our Common Stock or our preferred stock, rights, warrants or options entitling them to subscribe for or purchase shares of our Common Stock at less than the then current market price;

(4)	we distribute to all holders of our Common Stock evidences of our indebtedness, shares of capital stock (other than shares of our Common Stock), securities, cash, property, rights, warrants or options, excluding:

•	those rights, warrants or options referred to in clause (3) above;

•	any dividend or distribution paid exclusively in cash not referred to below; and

•	any dividend or distribution referred to in clause (1) above;

(5)	we declare a cash dividend or distribution to all or substantially all of the holders of our Common Stock. If we declare such a cash dividend or distribution, the Conversion Price shall be decreased to equal the number determined by multiplying the Conversion Price in effect immediately prior to the record date for such dividend or distribution by the following fraction:

(Pre-Dividend Sale Price — Dividend Adjustment Amount) / Pre-Dividend Sale Price

provided that if the numerator of the foregoing fraction is less than $1.00 (including a negative amount) then in lieu of any adjustment under this clause (5), we shall make adequate provision so that each holder of Notes shall have the right to receive upon conversion the amount of cash such holder would have received had such holder converted such Notes on the record date for such cash dividend or distribution. “Pre-Dividend Sale Price” means the average Common Stock price for the three consecutive trading days ending on the trading day immediately preceding the ex-dividend date for such dividend or distribution. “Dividend Adjustment Amount” means the full amount of the dividend or distribution to the extent payable in cash applicable to one share of Common Stock;

(6)	we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our Common Stock to the extent that the cash and value of any other consideration included in the payment per share of Common Stock exceeds the current market price per share of Common Stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; or

(7)	someone other than Powerwave or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, Powerwave’s board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of Common Stock to more than 25% of the total shares of Powerwave Common Stock outstanding; and

•

the cash and value of any other consideration included in the payment per share of Common Stock exceeds the current market price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (7) will not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause Powerwave to engage in a consolidation or merger of Powerwave or a sale of all or substantially all of Powerwave’s assets.

If the rights provided for in our Rights Agreement dated June 1, 2001, as amended, between Powerwave and Computershare Trust Company, N.A., as successor to U.S. Stock Transfer Corporation, have separated from our Common Stock in accordance with the provisions of the Rights Agreement so that the holders of the Notes would not be entitled to receive any rights in respect of our Common Stock issuable upon conversion of the Notes, the Conversion Price will be adjusted as provided in clause (4) above, subject to readjustment in the event of the expiration, termination or redemption of the rights. In lieu of any such adjustment, we may amend our Rights Agreement to provide that upon conversion of the Notes the holders will receive, in addition to our Common Stock issuable upon such conversion, the rights which would have attached to such shares of our Common Stock if the rights had not become separated from our Common Stock under our Rights Agreement. See “Description of Capital Stock—Stockholder Rights Plan.” To the extent that we adopt any future rights plan, upon conversion of the Notes into our Common Stock, you will receive, in addition to our Common Stock, the rights under the future rights plan whether or not the rights have separated from our Common Stock at the time of conversion and no adjustment to the Conversion Price will be made in accordance with clause (4) above.

No adjustment to the Conversion Price or the ability of a holder of a Note to convert will be made if we provide that holders of Notes will participate in the transaction without conversion or in certain other cases. The Conversion Price will not be adjusted until adjustments amount to 1% or more of the Conversion Price as last adjusted. We will carry forward any adjustment we do not make and will include it in any future adjustment.

We will not issue fractional shares of Common Stock to a holder who converts a Note. In lieu of issuing fractional shares, we will pay cash based upon the closing sale price of our Common Stock on the date of conversion.

Except as described in this paragraph, no holder of Notes will be entitled, upon conversion of the Notes, to any actual payment or adjustment on account of accrued and unpaid interest or on account of dividends on shares issued in connection with the conversion. If any holder surrenders a Note for conversion between the close of business on any record date for the payment of an installment of interest and the opening of business on the related interest payment date the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date on the principal amount to be converted together with the Note being surrendered. The foregoing sentence shall not apply to Notes called for redemption on a redemption date within the period between and including the record date and the interest payment date.

If we make a distribution of property to our stockholders that would be taxable to them as a dividend for federal income tax purposes and the Conversion Price of the Notes is decreased, this decrease may be deemed to be the receipt of taxable income by holders of the Notes.

We may from time to time reduce the Conversion Price if our board of directors determines that this reduction would be in the best interests of Powerwave. Any such determination by our board of directors will be conclusive. Any such reduction in the Conversion Price must remain in effect for at least 20 trading days. In addition, we may from time to time reduce the Conversion Price if our board of directors deems it advisable to avoid or diminish any income tax to holders of our Common Stock resulting from any stock or rights distribution on our Common Stock.

Subordination of Notes

The payment of the principal of, premium, if any, and interest on the Notes is subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all existing and future senior indebtedness and effectively subordinated to all indebtedness and liabilities of our subsidiaries. If we dissolve, wind-up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness in full in cash or other payment satisfactory to the holders of senior indebtedness before we pay the holders of the Notes. If the Notes are accelerated because of an event of default, we must pay the holders of senior indebtedness in full all amounts due and owing thereunder before we pay the Note holders. The indenture requires that we must promptly notify holders of senior indebtedness if payment of the Notes is accelerated because of an event of default under the indenture.

We may not make any payment on the Notes or purchase or otherwise acquire the Notes if:

•	a default in the payment of any designated senior indebtedness occurs and is continuing beyond any applicable period of grace, or

•

any other default of designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from us or another person permitted to give such notice under the indenture.

We are required to resume payments on the Notes:

•	in case of a payment default, upon the date on which such default is cured or waived or ceases to exist, and

•

in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

No new period of payment blockage may be commenced for a default unless:

•	365 days have elapsed since the effectiveness of the immediately prior payment blockage notice, and

•	all scheduled payments on the Notes that have come due have been paid in full in cash.

No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice.

As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the Notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture.

If either the trustee or any holder of Notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

A portion of our operations are or in the future may be conducted through subsidiaries. As a result, our cash flow and our ability to service our debt, including the Notes, would depend upon the earnings of our subsidiaries. In addition, we would be dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the Notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual or statutory restrictions.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the Notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

As of September 30, 2007, we had approximately $2,438,887 of senior debt, which consisted of approximately $2,425,392 of outstanding letters of credit related to contingent liabilities under our workers compensation insurance policies and governmental value-added tax compliance programs and approximately $13,495 of capital lease obligations, all of which will be senior in right of payment to the Notes. In addition, as of September 30, 2007, we had $330,000,000 of outstanding indebtedness which will rank equally with the Notes.

Neither we nor our subsidiaries are limited from incurring senior indebtedness or additional debt under the indenture. If we incur additional debt, our ability to pay our obligations on the Notes could be affected. We expect from time to time to incur additional indebtedness and other liabilities.

We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments will be senior to the claims of the Note holders.

“Designated senior indebtedness” means any senior indebtedness in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is “designated senior indebtedness” for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the senior indebtedness to exercise the rights of designated senior indebtedness).

“Indebtedness” means:

(1) all of our indebtedness, obligations and other liabilities, contingent or otherwise (A) for borrowed money, including overdrafts and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (B) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of Powerwave or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2) all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3) all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

(4) all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor;

(5) all of our obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6) all of our direct or indirect guaranties or similar agreements by us in respect of, and all of our obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5); and

(7) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (6).

“Senior indebtedness” means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, indebtedness of Powerwave whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by Powerwave, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness does not include:

(1) indebtedness that expressly provides that such indebtedness shall not be senior in right of payment to the Notes or expressly provides that such indebtedness is on the same basis or junior to the Notes; and

(2) any indebtedness to any of our majority-owned subsidiaries, other than indebtedness to our subsidiaries arising by reason of guarantees by us of indebtedness of such subsidiary to a person that is not our subsidiary.

Optional Redemption of the Notes

We may redeem some or all of the Notes at any time on or after October 8, 2014, at a redemption price, payable in cash, of 100% of the principal amount of the Notes, plus accrued and unpaid interest to the date of redemption. On or after October 8, 2013 until October 7, 2014 we may redeem all or any portion of the Notes for cash at a price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest up to but not including the date of redemption, in the event that our Common Stock price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar month preceding the calendar month in which the notice of redemption is properly mailed to holders is more than 130% of the then applicable Conversion Price on that 30th trading day. We will give not less than 30 days’ nor more than 60 days’ notice of redemption by mail to holders of the Notes. If we opt to redeem less than all of the Notes at any time, the particular Notes to be redeemed shall be selected by lot or on a pro rata basis.

Repurchase of Notes at the Option of the Holder

A holder has the right to require us to repurchase all or a portion of its Notes on October 1, 2014, 2017 and 2022. We will repurchase the Notes for an amount of cash equal to 100% of the principal amount of the Notes on the date of repurchase, plus accrued and unpaid interest (including liquidated damages, if any) up to but not including the date of repurchase.

We will be required to give notice on a date not less than 30 business days prior to each date of repurchase to the trustee and all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things, the procedures that holders must follow to require us to repurchase their Notes.

For a discussion of the tax treatment of a holder exercising the right to require us to repurchase Notes, see “Material United States Federal Income Tax Considerations—U.S. Holders—Sale, Exchange or Retirement of the Notes.”

The repurchase notice given by a holder electing to require us to repurchase its Notes may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the date of repurchase.

Payment of the repurchase price for the Notes will be made promptly following the later of the date of repurchase and the time of delivery of the Notes.

If the paying agent holds money sufficient to pay the repurchase price of the Note on the business day following the date of repurchase in accordance with the terms of the indenture, then, immediately after the date of repurchase, the Note will cease to be outstanding, whether or not the Note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the Note.

Our ability to repurchase Notes may be limited by the terms of our then existing indebtedness or financing agreements. If we are obligated to repurchase the Notes, there can be no assurance that we will be able to obtain all required consents under our then existing indebtedness or have available funds sufficient to repay indebtedness and to pay the repurchase price for all the Notes we may be required to repurchase. Our ability to pay cash to holders electing to require us to repurchase the Notes also may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. We would need to seek third-party financing to the extent we do not have available funds to meet our repurchase obligations. However, there can be no assurance that we would be able to obtain any such financing. See “Risk Factors—Risks Related to the Notes.”

No Notes may be repurchased at the option of holders if there has occurred and is continuing an event of default with respect to the Notes, other than a default in the payment of the repurchase price with respect to such Notes.

Mandatory Redemption

Except as described under “—Right to Require Purchase of Notes Upon a Change in Control,” we are not required to make mandatory redemption of, or sinking fund payments with respect to, the Notes.

Right to Require Purchase of Notes Upon a Change in Control

If a change in control (as defined below) occurs, each holder of Notes may require that we repurchase the holder’s Notes on the date fixed by us that is not less than 45 days nor more than 60 days after we give notice of the change in control. We will repurchase the Notes for an amount of cash equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to but not including the date of repurchase.

“Change in control” means the occurrence of one or more of the following events:

•

any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of our assets, to any person or group of related persons, as defined in Section 13(d) of the Exchange Act (a “Group”);

•	the approval by the holders of our capital stock of any plan or proposal for our liquidation or dissolution, whether or not otherwise in compliance with the provisions of the indenture;

•

any person or Group shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by our issued and outstanding voting stock of, or any successor to, all or substantially all of our assets; or

•	the first day on which a majority of the members of our board of directors are not continuing directors.

The definition of “change in control” includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets to another person or Group may be uncertain.

“Continuing director” means, as of any date of determination, any member of our board of directors who

•	was a member of such board of directors on the date of the original issuance of the Notes, or

•	was nominated for election or elected to such board of directors with the approval of a majority of the continuing directors who were members of such board at the time of such nomination or election.

On or prior to the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the Notes which is to be paid on the date of repurchase.

On or before the 30th day after the change in control, we must mail to the trustee and all holders of the Notes a notice of the occurrence of the change in control, stating:

•	the repurchase date;

•	the date by which the repurchase right must be exercised;

•	the repurchase price for the Notes; and

•	the procedures which a holder of Notes must follow to exercise the repurchase right.

To exercise the repurchase right, the holder of a Note must deliver, on or before the third business day before the repurchase date, a written notice to us and the trustee of the holder’s exercise of the repurchase right. This notice must be accompanied by certificates evidencing the Note or Notes with respect to which the right is being exercised, duly endorsed for transfer. This notice of exercise may be withdrawn by the holder at any time on or before the close of business on the business day preceding the repurchase date.

The effect of these provisions granting the holders the right to require us to repurchase the Notes upon the occurrence of a change in control may make it more difficult for any person or group to acquire control of us or to effect a business combination with us. Our ability to pay cash to holders of Notes following the occurrence of a change in control may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases.

Our obligation to make a repurchase in the event of a change in control will be satisfied if a third party makes the change in control offer in the manner and at the times and otherwise in compliance in all material respects with the requirements applicable to a change in control offer made by us and purchases all Notes properly tendered and not withdrawn under the change in control offer.

If a change in control occurs and the holders exercise their rights to require us to repurchase Notes, we intend to comply with applicable tender offer rules under the Exchange Act with respect to any repurchase.

The term “beneficial owner” will be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the SEC under the Exchange Act or any successor provision, except that a person shall be deemed to have “beneficial ownership” of all shares of our Common Stock that the person has the right to acquire, whether exercisable immediately or only after the passage of time.

Consolidation, Merger and Sale of Assets

We may, without the consent of the holders of any of the Notes, consolidate with, or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to, any other person, if:

•

we are the resulting or surviving corporation or the successor, transferee or lessee, if other than us, is a corporation organized under the laws of any U.S. jurisdiction and expressly assumes our obligations under the indenture and the Notes by means of a supplemental indenture entered into with the trustee; and

•	after giving effect to the transaction, no event of default and no event which, with notice or lapse of time, or both, would constitute an event of default, shall have occurred and be continuing.

Under any consolidation, merger or any conveyance, transfer or lease of our properties and assets as described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, Powerwave under the indenture. If the predecessor is still in existence after the transaction, it will be released from its obligations and covenants under the indenture and the Notes.

Modification and Waiver

We and the trustee may enter into one or more supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the Notes with the consent of the holders of at least a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note, no supplemental indenture may, among other things:

•	change the stated maturity of the principal of, or payment date of any installment of interest on, any Note;

•	reduce the principal amount of, or the rate of interest on, any Note;

•	change the currency in which the principal of any Note or interest is payable;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any Note when due;

•	adversely affect the conversion rights provided in the indenture;

•	modify the provisions of the indenture relating to our requirement to repurchase Notes on October 1, 2014, 2017 and 2022, or upon a change in control in a manner adverse to the holders of the Notes;

•	modify our rights to redeem the Notes in a manner adverse to the holders;

•	modify the subordination provisions in a manner adverse to the holders;

•	reduce the percentage in principal amount of the outstanding Notes necessary to modify or amend the indenture or to consent to any waiver provided for in the indenture; or

•	waive a default in the payment of principal of, or interest on, any Note.

The holders of a majority in principal amount of the outstanding Notes may, on behalf of the holders of all Notes:

•	waive compliance by us with restrictive provisions of the indenture other than as provided in the preceding paragraph; and

•

waive any past default under the indenture and its consequences, except a default in the payment of the principal of or any interest on any Note or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding Note affected.

Without the consent of any holders of Notes, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to cure any ambiguity, omission, defect or inconsistency in the indenture;

•	to evidence a successor to us and the assumption by the successor of our obligations under the indenture and the Notes;

•	to make any change that does not adversely affect the rights of any holder of the Notes;

•	to comply with any requirement in connection with the qualification of the indenture under the Trust Indenture Act; or

•	to complete or make provision for certain other matters contemplated by the indenture.

Events of Default

Each of the following is an “event of default”:

(1)	a default in the payment of any interest upon any of the Notes when due and payable, which continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

(2)	a default in the payment of the principal of the Notes when due, including on a redemption or repurchase date, whether or not prohibited by the subordination provisions of the indenture;

(3)	failure to pay when due the principal of indebtedness for money borrowed by us or our subsidiaries in excess of $25 million, or the acceleration of that indebtedness that is not withdrawn within 15 days after the date of written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding Notes;

(4)	failure to provide notice of the occurrence of a change in control as required by the indenture, which failure continues for a period of 30 days;

(5)	a default by us in the performance, or breach, of any of our other covenants in the indenture which are not remedied within 60 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding Notes; or

(6)	events of bankruptcy, insolvency or reorganization involving Powerwave.

If an event of default described in clauses (1) through (5) occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal amount of and accrued and unpaid interest on all Notes to be immediately due and payable. This declaration may be rescinded if the conditions described in the indenture are satisfied. If an event of default of the type referred to in clause (6) occurs, the principal amount of and accrued and unpaid interest on the outstanding Notes will automatically become immediately due and payable.

Within 90 days following a default, the trustee must give to the registered holders of Notes notice of all uncured defaults known to it. The trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the best interests of the registered holders, except in the case of a default in the payment of the principal of, or interest on, any of the Notes when due or in the payment of any redemption or repurchase obligation.

The holders of not less than a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred on the trustee. Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of the Notes unless the holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due or the right to convert a Note in accordance with the indenture, no holder may institute a proceeding or pursue any remedy with respect to the indenture or the Notes unless the conditions provided in the indenture have been satisfied, including:

•	holders of at least 25% in principal amount of the outstanding Notes have requested the trustee to pursue the remedy; and

•	holders have offered the trustee security or indemnity satisfactory to the trustee against any loss, liability or expense.

We are required to deliver to the trustee annually a certificate indicating whether the officers signing the certificate know of any default by us in the performance or observance of any of the terms of the indenture. If the officers know of a default, the certificate must specify the status and nature of all defaults.

Book-Entry System

The Notes were issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the Notes for all purposes under the indenture. Beneficial owners of the Notes represented by the global securities hold their interests pursuant to the procedures and practices of DTC.

Except in the limited circumstances described below and in “—Exchange of Global Securities,” holders of Notes will not be entitled to receive Notes in certificated form. Unless and until it is exchanged in whole or in part for certificated securities, each global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

The Notes were issued in fully registered book-entry form. The custodian and DTC will electronically record the principal amount of notes represented by global securities held within DTC. Beneficial interests in the global securities will be shown on records maintained by DTC and its direct and indirect participants. So long as DTC or its nominee is the registered owner or holder of a global security, DTC or such nominee will be considered the sole owner or holder of the notes represented by such global security for all purposes, under the indenture, the Notes and the registration rights agreement. No owner of a beneficial interest in a global security will be able to transfer such interest except in accordance with DTC’s applicable procedures and the applicable procedures of its direct and indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limitations and requirements may impair the ability to transfer or pledge beneficial interests in a global security.

Payments of principal, premium, if any, and interest under each global security will be made to DTC or its nominee as the registered owner of such global security. We expect that DTC or its nominee, upon receipt of any such payment, will promptly credit DTC participants’ accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC. We also expect that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of us, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any global security or for maintaining or reviewing any records relating to such beneficial interests.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, which eliminates the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The ownership interest and transfer of ownership interests of each beneficial owner or purchaser of each security held by or on behalf of DTC are recorded on the records of the direct and indirect participants.

Exchange of Global Securities

The Notes, represented by one or more global securities, will be exchangeable for certificated securities with the same terms only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days;

•	we decide to discontinue use of the system of book-entry transfer through DTC or any successor depositary; or

•	a default under the indenture occurs and is continuing.

Registration Rights

We entered into a registration rights agreement, dated as of September 24, 2007, with the initial purchasers, pursuant to which we filed the shelf registration statement of which this prospectus is part. In the registration rights agreement we agreed, for the benefit of the holders of Notes and the shares into which Notes are convertible, that we would, at our expense:

•

on or prior to the 90th day after the first date of original issuance of the Notes, file a shelf registration statement with the SEC covering resales of the Notes and the shares of our Common Stock issuable on conversion of the Notes;

•

if the shelf registration statement is not automatically effective upon filing, use all reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act no later than 180 days after the first date of original issuance of the Notes; and

•	use all reasonable efforts to keep the shelf registration statement effective after its effective date until the earlier of:

•	the sale pursuant to the shelf registration statement of all of the Notes and any shares of our Common Stock issued upon conversion of the Notes; and

•

the expiration of the holding period applicable to the Notes and the shares of our Common Stock issuable upon conversion of the Notes held by non-affiliates of Powerwave under Rule 144(k) under the Securities Act, or any successor provision, subject to certain exceptions.

We have the right to suspend use of the shelf registration statement during specified periods of time relating to pending corporate developments and public filings with the SEC and similar events. If we fail to keep the shelf registration statement effective or usable in accordance with and during the periods specified in the registration rights agreement, then, in each case, we will pay liquidated damages to all holders of Notes and all holders of our Common Stock issued on conversion of the Notes equal to (i) in respect of each $1,000 principal amount of Notes, at a rate per annum equal to 0.5% of such principal amount, plus accrued interest thereon to the date of determination, and (ii) in respect of any shares of Common Stock issued upon conversion of Notes, at a rate per annum equal to 0.5% of the principal amount of Notes that would then be convertible into such shares, plus accrued interest to the date of determination. So long as such unavailability continues, we will pay liquidated damages in cash on April 1 and October 1 of each year to the holder of record of the Notes or Common Stock issued in respect of the Notes on the immediately preceding March 15 or September 15, respectively. When such registration default is cured, accrued and unpaid liquidated damages will be paid in cash on the subsequent interest payment date.

A holder who elects to sell any securities pursuant to the shelf registration statement:

•	will be required to be named as selling security holder;

•	will be required to deliver a prospectus to purchasers;

•	will be subject to the civil liability provisions under the Securities Act in connection with any sales; and

•	will be bound by the provisions of the registration rights agreement, which are applicable, including indemnification obligations.

We refer to the Notes and the Common Stock issuable on conversion of the Notes as registrable securities. Promptly upon request from any holder of registrable securities, we will provide a form of notice and questionnaire to be completed and delivered by that holder to us at least three business days before any intended distribution of registrable securities under the shelf registration statement. If we receive from a holder of registrable securities a completed questionnaire, together with such other information as we may reasonably request, after the effectiveness of the shelf registration statement, we will file an amendment to the shelf registration statement, or a supplement to the related prospectus, to permit the holder to deliver a prospectus to purchasers of registrable securities. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling security holder in the prospectus and therefore will not be permitted to sell any registrable securities under the shelf registration statement.

The above summary of certain provisions of the registration rights agreement does not purport to be complete and is subject, and is qualified in its entirety by reference, to the provisions of the registration rights agreement, a copy of which is on file with the SEC.

Governing Law

The indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflict of laws.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 250,000,000 shares of Common Stock, $0.0001 par value, and 5,000,000 shares of preferred stock, $0.0001 par value, of which 650,000 have been designated Series A junior participating preferred stock. As of December 14, 2007, there were 131,023,707 shares of Common Stock outstanding and no shares of preferred stock outstanding.

The following description of our Common Stock and preferred stock summarizes the material terms and provisions of these types of securities, but it is not complete. For the complete terms of our Common Stock and preferred stock, please refer to our amended and restated certificate of incorporation, as amended, and our amended and restated bylaws that are incorporated by reference into this prospectus and, with respect to preferred stock, any certificate of designation that we may file with the SEC for a series of preferred stock we may designate, if any.

Common Stock

The holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of Common Stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone.

Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of us, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any then outstanding shares of preferred stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to our Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock underlying the Notes are, fully paid and non-assessable. The rights, preferences and privileges of holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any of our outstanding preferred stock.

Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “PWAV”. The transfer agent and registrar for our Common Stock is Computershare Trust Company, N.A.

Preferred Stock

Our amended and restated certificate of incorporation, as amended, provides that our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, and privileges of each series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of a series. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the Common Stock until the board of directors determines the specific rights of the holders of this preferred stock. However, the effects might include, among other things: restricting dividends on the Common Stock; diluting the voting power of the Common Stock; impairing the liquidation rights of the Common Stock; delaying or preventing a change in control of our company without further action by the stockholders.

Prior to the issuance of shares of each series, the board of directors is required by the General Corporation Law of the State of Delaware (the “DGCL”), and our amended and restated certificate of incorporation to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the rights, preferences, and privileges of each series of preferred stock, including:

•	the title and stated value of the preferred stock;

•	the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

•	the dividend rate, period and payment date and method of calculation for dividends;

•	whether dividends are cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock will accumulate;

•	the procedures for any auction and remarketing, if any;

•	the provisions for a sinking fund, if any, for the preferred stock;

•	any listing of the preferred stock on any securities exchange;

•	the provision for redemption, if applicable, of the preferred stock;

•

the terms and conditions, if applicable, upon which the preferred stock will be convertible into any other class or classes of capital stock, including the Conversion Price or manner of calculation and conversion period;

•	voting rights, if any, of the preferred stock;

•	preemption rights, if any;

•	discussion of any material or special United States federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs;

•

any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs; and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the preferred stock.

The DGCL provides that the holders of preferred stock will have the right to vote separately as a class on any proposed fundamental change in the rights of the preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

Our board of directors could authorize the issuance of additional shares of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that might involve a premium price for holders of the shares or that holders might believe to be in their best interests. In 2001, our board of directors designated 650,000 shares of preferred stock as Series A junior participating preferred stock in connection with the adoption of our stockholder rights plan, as described below.

Anti-Takeover Provisions

As a corporation organized under the laws of the State of Delaware, we are subject to Section 203 of the DGCL, which restricts our ability to enter into business combinations with an interested stockholder or a stockholder owning 15% or more of our outstanding voting stock, or that stockholder’s affiliates or associates, for a period of three years following the time that such stockholder became an interested stockholder. These restrictions do not apply if:

•	prior to becoming an interested stockholder, our board of directors approves either the business combination or the transaction in which the stockholder becomes an interested stockholder;

•

upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, subject to certain exclusions; or

•

on or after the date a stockholder becomes an interested stockholder, the business combination is both approved by our board of directors and authorized at an annual or special meeting of our stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Each of our amended and restated certificate of incorporation and bylaws also include a number of other provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or our management. First, our bylaws provide that special meetings of stockholders may be called only by the board of directors, or by the chairman of the board, or by the chief executive officer, or by the president. This provision prevents a potential acquirer from calling a special meeting of stockholders to replace our board of directors, since special meetings may not be called by stockholders. Second, our bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management. Third, our bylaws provide that vacancies on the board of directors may be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum. Fourth, our board of directors has the authority to issue preferred stock, which could potentially be used to discourage attempts by third parties to obtain control of us through a merger, tender offer, proxy or consent solicitation or otherwise, by making those attempts more difficult to achieve or more costly.

Stockholder Rights Plan

On May 31, 2001, our board of directors adopted a stockholder rights plan, pursuant to which it declared a dividend of one preferred share purchase right for each outstanding share of Common Stock. The description and terms of these rights are set forth in a Rights Agreement, dated June 1, 2001, as amended, between Powerwave and Computershare Trust Company, N.A., as successor to U.S. Stock Transfer Corporation, as rights agent. The rights trade with, and are inseparable from, the Common Stock. Each right will allow its holder to purchase from us one one-hundredth of a share of new Series A junior participating preferred stock for $115.00 once the rights become exercisable.

The rights will not be exercisable until:

•

10 days after the public announcement that a person or group has become an “acquiring person” by obtaining beneficial ownership of 15% or more of the outstanding shares of Common Stock (excluding certain specified stockholders holding more than 15% of the outstanding Common Stock); or

•

if earlier, 10 business days (or a later date determined by the board of directors before any person or group becomes an acquiring person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an “acquiring person.”

The date when the rights become exercisable is referred to as the distribution date. Until that date, the Common Stock certificates will also evidence the rights, and any transfer of shares of Common Stock will constitute a transfer of rights. After that date, the rights will separate from the Common Stock and be evidenced by book-entry credits or by rights certificates that we will mail to all eligible holders of Common Stock. Any rights held by an acquiring person are void and may not be exercised. The board of directors may reduce the threshold at which a person or group becomes an acquiring person from 15% to not less than 10% of the outstanding Common Stock, but any such reduction in the threshold will not cause a person or a group to become an acquiring person by the lowering of the threshold below the percentage that such person or group already owns.

If a person or group becomes an acquiring person, all holders of rights except the acquiring person may, for $115.00 per share, purchase shares of Common Stock with a market value of $230.00, based on the market price of the Common Stock prior to such acquisition.

If we are later acquired in a merger or similar transaction after the distribution date, all holders of rights except the acquiring person may, for $115.00, purchase shares of the acquiring corporation with a market value of $230.00 based on the market price of the acquiring corporation’s stock, prior to such merger.

Each one one-hundredth of Series A junior participating preferred stock, if issued:

•	will not be redeemable;

•	will entitle holders to quarterly dividend payments equal to the dividend paid on one share of Common Stock;

•

will entitle holders upon liquidation either to receive $1 per one one-hundredth interest of a share of Series A junior participating preferred stock or an amount equal to the payment made on one share of Common Stock, whichever is greater;

•	will have the same voting power as one share of Common Stock; and

•	if shares of Common Stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of Common Stock.

The value of one one-hundredth interest in a share of Series A junior participating preferred stock should approximate the value of one share of Common Stock.

The board of directors may redeem the rights for $0.001 per right at any time before any person or group becomes an acquiring person. If the board of directors redeems any rights, it must redeem all of the rights. Once the rights are redeemed, the only right of the holders of rights will be to receive the redemption price of $0.001 per right. The redemption price will be adjusted if we effect a stock split or stock dividend of Common Stock.

After a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of the outstanding shares of Common Stock, the board of directors may extinguish the rights by exchanging one share of Common Stock or an equivalent security for each right, other than rights held by the acquiring person.

The foregoing description of the stockholder rights plan is only a summary of some of the material terms and provisions of the stockholder rights plan and is qualified in its entirety by reference to the Rights Agreement, as amended.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

To ensure compliance with Treasury Department Circular 230, you are hereby notified that: (A) any discussion of United States federal tax issues in this prospectus is not intended or written to be relied upon and cannot be relied upon by you for the purpose of avoiding penalties that may be imposed on you under the Internal Revenue Code; (B) this discussion is included herein by us in connection with the promotion or marketing (within the meaning of Circular 230) of the transactions or matters addressed in this prospectus; and (C) you should seek advice based on your particular circumstances from an independent tax advisor.

The following is a general discussion of the material U.S. federal income tax considerations relevant to holders of the Notes and Common Stock into which the Notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal tax consequences of acquiring or holding Notes or Common Stock.

This discussion does not purport to deal with all aspects of U.S. federal taxation that relate to the purchase, ownership and disposition of the Notes and the Common Stock into which the Notes may be converted. Additionally, this discussion does not purport to address all U.S. federal tax consequences that may be relevant to a particular holder in light of the holder’s circumstances, including without limitation:

•	holders subject to the alternative minimum tax;

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. Holders (as defined below) whose “functional currency” is not the United States dollar;

•	persons that will hold the Notes as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell the Notes under the constructive sale provisions of the Code.

This discussion also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to the holders of the Notes and Common Stock into which the Notes may be converted. In addition, this discussion is limited to persons who will hold the Notes and Common Stock as “capital assets” within the meaning of Section 1221 of the Code. This summary also assumes that the IRS will respect the classification of the Notes as indebtedness for federal income tax purposes.

ALL HOLDERS OF THE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK IN THEIR PARTICULAR SITUATIONS.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial holder of a Note or Common Stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, formed under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; and

•

a trust, if such trust was in existence on August 20, 1996, and has elected to continue to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the United States can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. tax purposes) is a beneficial owner of the Notes or Common Stock into which the Notes may be converted, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is attributed to its owners. A holder of the Notes or Common Stock into which the Notes may be converted that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the Notes and the Common Stock into which the Notes may be converted.

Stated Interest

Payments of stated interest on a Note, including “qualified stated interest” (as defined below), generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received, in accordance with the U.S. Holder’s regular method of tax accounting.

Notes Issued at a Discount

If a U.S. Holder purchases a Note at original issuance at a price below its principal amount, the Code generally treats the difference between the amount paid and the note’s principal amount as “original issue discount” (“OID”). OID is defined as the excess of the “stated redemption price at maturity” (defined below) of the Note over its “issue price” (defined below). The “stated redemption price at maturity” is the sum of all payments on the Note other than payments of “qualified stated interest,” which generally is stated interest that is based upon a fixed rate and payable unconditionally at least annually. The “issue price” of the Note is the first price at which a substantial amount of the issue of the Notes is sold to the public for cash (ignoring sales to bond houses, underwriters, placement agents and other wholesalers).

If a U.S. Holder owns a Note purchased at original issuance with OID less than the de minimis threshold amount defined below (“de minimis OID”), the holder generally must include the OID in income, as capital gain, when principal payments are made on the Note. A subsequent holder who purchases at a premium a Note that was issued with de minimis OID does not include the de minimis OID in income, and a subsequent holder who purchases at a discount includes such discount in income under the market discount rules rather than under the rules pertaining to de minimis OID. See “—Market Discount” and “—Amortizable Premium” below. The de minimis threshold is defined as one-quarter of one percent of the Note’s stated redemption price at maturity, multiplied by the number of complete years to maturity (as determined under applicable Treasury Regulations). If a U.S. Holder owns a Note with OID equal to or greater than the de minimis threshold amount, the holder must include the OID in income as it accrues, which may be before the holder receives cash attributable to such income. The Notes are being issued with OID less than the de minimis threshold amount. U.S. Holders purchasing the Notes at original issuance should consult their own advisors concerning a possible election to treat de minimis OID as OID.

Additional Payments

If the amount or timing of any additional payments on a Note is contingent, the Note could be subject to special rules that apply to contingent debt instruments. These rules generally require a holder to accrue interest income at a rate higher than the stated interest rate on the Note and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange, conversion or retirement of a Note before the resolution of the contingencies. In certain circumstances, holders of our Notes could receive payments in excess of stated principal or interest. If we do not comply with our obligations under the registration rights agreement, such non-compliance may result in the payment of predetermined additional amounts (“liquidated damages”) in the manner described under “Description of the Notes—Registration Rights.” In addition, we may be required to adjust the Conversion Price in connection with a change in control, as described under “Description of the Notes—Conversion Rights.” We intend to take the position for U.S. federal income tax purposes that the possibility of such payment or such adjustment should not cause the Notes to be subject to the special rules applicable to contingent payment debt instruments. Instead, we intend to take the position that any payments of liquidated damages should be taxable to you as ordinary interest income when received or accrued, in accordance with your usual method of tax accounting, and that any additional consideration resulting from a change in control adjustment to the Conversion Price should be taken into account upon a conversion of the Notes. This position is based in part on our determination that as of the date of issuance of the Notes, the possibility that such additional payments or adjustment to the Conversion Price will be made is a “remote” or “incidental” contingency within the meaning of applicable Treasury Regulations. Therefore, for purposes of filing tax or information returns with the IRS, we will not treat the Notes as contingent payment debt instruments. Our position in this regard is binding on a holder unless the holder discloses a contrary position to the IRS. However, this position is not binding on the IRS and the IRS may take a contrary position from that described above, which could affect the timing and character of both income from the Notes and our deduction with respect to the potential additional payments. The remainder of this discussion assumes that the Notes will not be treated as contingent payment debt instruments.

Market Discount

The acquisition and sale of a Note may be subject to the market discount provisions of the Code. Subject to a de minimis exception, the market discount on a Note generally will equal the amount, if any, by which the “stated redemption price at maturity” of the Note immediately after its acquisition (other than at original issue) exceeds the U.S. Holder’s adjusted tax basis in the Note. A Note may also have market discount upon original issue if the holder has a cost basis in the Note that is less than the “issue price,” as defined above. If applicable, these provisions generally require a U.S. Holder who acquires a Note at a market discount to treat as ordinary income any gain recognized on the disposition of that Note to the extent of the accrued market discount on that Note at the time of disposition, unless the U.S. Holder elects to include market discount in income currently as it accrues with a corresponding increase in the U.S. Holder’s adjusted tax basis in the Note. If a U.S. Holder disposes of a Note with market discount in certain otherwise non-taxable transactions, the U.S. Holder must include accrued market discount as ordinary income as if the U.S. Holder had sold the Note at its then fair market value. A U.S. Holder will not recognize income for any accrued market discount attributable to a Note converted into Common Stock. Upon disposition of such Common Stock received, however, any gain will be treated as ordinary income to the extent of such accrued market discount not previously included in income.

The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the Note at the time of acquisition, or, at the election of the U.S. Holder, under a constant yield method. A U.S. Holder who acquires a Note at a market discount and who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the Note until the Note is disposed of in a taxable transaction. U.S. Holders should consult their own advisors concerning the election to include market discount in income currently.

Amortizable Premium

A U.S. Holder who purchases a Note at a premium over its stated principal amount will not include OID in income. A U.S. Holder who purchases a Note at a premium may elect to amortize that premium with a corresponding decrease in the adjusted tax basis from the purchase date to the Note’s maturity date under a constant-yield method that reflects semiannual compounding based on the Note’s payment period, but subject to special limitations if the note is subject to optional redemption at a premium. Amortizable premium will not include any premium attributable to a Note’s conversion feature (determined under any reasonable method). Amortized premium is treated as an offset to interest income on a Note and not as a separate deduction. Under Treasury Regulations, the amount of amortizable bond premium that a U.S. Holder may deduct in any accrual period is limited to the amount by which the holder’s total interest inclusions on the Note in prior accrual periods exceed the total amount treated by the holder as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If an election to amortize premium is not made, a U.S. Holder must include all amounts of interest without reduction for such premium, and such premium will (because it is reflected in adjusted tax basis) reduce such U.S. Holder’s gain or increase the loss on disposition of the Note. Investors should consult their own advisors concerning the advisability of electing to amortize premium.

Conversion of Notes Into Common Stock

A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a Note into solely Common Stock, except with respect to cash received in lieu of a fractional share of Common Stock. The adjusted basis of shares of Common Stock received on conversion will equal the adjusted basis of the Note converted (reduced by the portion of adjusted basis allocated to any fractional share of Common Stock exchanged for cash). The holding period of such Common Stock received on conversion will generally include the period during which the converted Notes were held prior to conversion.

Sale, Exchange or Retirement of the Notes

Each U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than by exercise of the conversion privilege in exchange for Common Stock), redemption, retirement or other disposition of Notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued but unpaid interest not previously included in income, which amount will be taxable as ordinary income) and (ii) such holder’s adjusted tax basis in the Notes. A U.S. Holder’s adjusted tax basis in a Note generally will equal the cost of the Note to such holder, increased by the amount of any OID or market discount includible in the holder’s gross income with respect to the Note and decreased by the amount of premium previously taken into account. Any gain or loss recognized on the sale, exchange, redemption, retirement or other disposition of a Note will be capital gain or loss (except, in the case of gain, to the extent of accrued market discount not previously included in income, which will be treated as ordinary income) and will generally be long-term capital gain or loss if the Note has been held or deemed held for more than one year at the time of the sale or exchange. Long-term capital gains recognized by certain noncorporate U.S. holders, including individuals, will generally be subject to U.S. federal income tax at a reduced rate. Capital gain that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.

Constructive Distributions

The Conversion Price of the Notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the Notes as having received a constructive distribution includable in such holders’ income in the manner described under “The Common Stock” below (subject to a possible dividends received deduction in the case of corporate holders), if, and to the extent that certain adjustments in the Conversion Price (particularly an adjustment to reflect a taxable dividend to holders of Common Stock) increase the proportionate interest of a holder of Notes in the fully diluted Common Stock, whether or not such holder ever exercises its conversion privilege. Therefore, U.S. Holders may recognize income in the event of a deemed distribution even though they may not receive any cash or property. Adjustments to the Conversion Price made pursuant to a bona fide reasonable adjustment formula which merely has the effect of preventing dilution in the interest of the holders of the Notes, however, will generally not be considered to result in a constructive distribution.

The Common Stock

Distributions, if any, made on the Common Stock generally will be included in a U.S. Holder’s income as ordinary dividend income to the extent of our current and accumulated earnings and profits. However, under recently enacted legislation, with respect to noncorporate taxpayers for taxable years beginning after December 31, 2002 and before January 1, 2011, such dividends are generally taxed at the lower applicable capital gains rates provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital, reducing such holder’s adjusted tax basis in the Common Stock (but not below zero). Any remaining excess will be treated as capital gain from the sale or exchange of such Common Stock. Dividends received by a corporate U.S. Holder may be eligible for a dividends-received deduction, subject to applicable limitations.

Gain or loss realized on the sale or exchange of Common Stock will equal the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in such Common Stock. Except with respect to accrued market discount not previously included in income, such gain or loss will generally be long-term capital gain or loss if the holder has held or is deemed to have held the Common Stock for more than one year. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

A U.S. Holder of Notes or Common Stock may be subject to “backup withholding” with respect to certain “reportable payments,” including interest payments, OID, dividend payments, proceeds from the disposition of the Notes or Common Stock to or through certain brokers and, under certain circumstances, principal payments on the Notes. These backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalties of perjury within a reasonable time after the request therefor, (ii) fails to report properly interest or dividends, or (iii) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding, or if the IRS provides notification that the U.S. Holder has furnished us (or the broker if relevant) with an incorrect TIN. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder’s federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.

We will report to the U.S. Holders of Notes and Common Stock and to the IRS the amount of our “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Non-U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder. A “Non-U.S. Holder” is any holder of a Note or Common Stock other than a U.S. Holder or a foreign or domestic partnership.

For purposes of the following discussion, interest, dividends and gain on the sale, exchange or other disposition of a Note or Common Stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business and (ii) in the case of a Non-U.S. Holder eligible for the benefits of an applicable U.S. bilateral income tax treaty, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Interest

Generally any interest (including OID and liquidated damages) paid to a Non-U.S. Holder of a Note that is not U.S. trade or business income will not be subject to U.S. tax if the interest qualifies as “portfolio interest.” Interest on the Notes will qualify as portfolio interest if (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all of our voting stock and is not a “controlled foreign corporation” with respect to which we are a “related person” within the meaning of the applicable provisions of the Code and (ii) the withholding agent receives a qualifying statement that the owner is not a U.S. person and the agent does not have actual knowledge or reason to know otherwise. To satisfy the qualifying statement requirements referred to in (ii) above, the beneficial owner of a Note must provide a properly executed Form W-8BEN (or appropriate substitute form) prior to payment of interest.

The gross amount of payments to a Non-U.S. Holder of interest that does not qualify for the portfolio interest exemption and that is not U.S. trade or business income will be subject to U.S. federal withholding tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will instead be taxed at regular graduated U.S. income tax rates. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income may also, under certain circumstances, be subject to the branch profits tax at a 30% (or, if applicable, treaty-reduced) rate. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, prior to the payment of interest. In addition, a Non-U.S. Holder may, under certain circumstances, be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided for payments through qualified intermediaries. A Non-U.S. Holder of a Note that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

Dividends

In general, dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends that are U.S. trade or business income are generally subject to U.S. federal income tax at regular graduated income tax rates, but are not generally subject to the 30% withholding tax or treaty-reduced rate if the Non-U.S. Holder files the appropriate form with the payor, as discussed above. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% (or, if applicable, treaty-reduced) rate. A Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. A Non-U.S. Holder of Common Stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

Conversion

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax to the extent the Notes are converted into Common Stock. However, any cash received in the conversion in lieu of a fractional share, may give rise to gain, which may be taxable under the rules described below with respect to the sale of Notes or Common Stock.

Sales, Exchange or Redemption of Notes or Common Stock

Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a Note or Common Stock (including gain treated as ordinary income under the market discount rules) generally will not be subject to U.S. federal income tax, unless (i) such gain is effectively connected with a holder’s U.S. trade or business, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the Note or Common Stock as a capital asset and is present in the U.S. for 183 days or more in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States), or (iv) we are a United States real property holding corporation within the meaning of Section 897 of the Code. We do not believe that we are currently a “United States real property holding corporation” within the meaning of Section 897 of the Code, or that we will become one in the future.

Any amounts received in respect of accrued interest (including liquidated damages) not previously included in income generally would be treated as interest, the tax treatment of which is as described above.

Information Reporting and Backup Withholding

Generally, any payments to Non-U.S. Holders of interest (including OID), dividends, and proceeds paid by brokers must be reported annually to the IRS and to each Non-U.S. Holder. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, we will have to report to the IRS payments of principal.

Information reporting and backup withholding of United States federal income tax may apply to payments made by us or any agent of ours to Non-U.S. Holders if the payee fails to make the appropriate certification that the holder is a non-U.S. person or if we have or our paying agent has actual knowledge that the payee is a United States person.

The payment of the proceeds from the disposition of the Notes or Common Stock to or through the U.S. office of any broker, U.S. or foreign, will not be subject to information reporting and backup withholding if the owner certifies as to its Non-U.S. Holder status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a Note or Common Stock to or through a non-U.S. office of a non-U.S. broker that is not a U.S.-related person will generally not be subject to backup withholding. However, such payments will be subject to information reporting if such broker is owned or controlled by U.S. persons, or is engaged in a United States trade or business.

Such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files of the Non-U.S. Holder’s foreign status and certain other conditions are met or the Non-U.S. Holder otherwise establishes an exemption. Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge that the payee is a U.S. Holder.

Any amounts withheld under the backup withholding rules (at a current rate of 28%) from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability, provided that the requisite procedures are followed.

THE PRECEDING DISCUSSION OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND THE COMMON STOCK INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

SELLING SECURITYHOLDERS

The Notes were originally issued by us and sold by Deutsche Bank Securities, Inc.( the “initial purchaser”) in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchaser to be “qualified institutional buyers,” as defined by Rule 144A under the Securities Act.

The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the Notes listed below and any and all of the shares of Common Stock issuable upon conversion of such Notes. When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table below or in any prospectus supplement, as well as the pledges, donees, assignees, transferees, successors and others who later hold any of the selling securityholders’ interests.

The table below sets forth, the name of each selling securityholder, the principal amount at maturity of each series of Notes beneficially owned by such selling securityholder that may be offered pursuant to this prospectus, the number of shares of our Common Stock beneficially owned by such stockholders and the number of shares of Common Stock into which Notes beneficially owned by such stockholders are initially convertible that may be offered pursuant to this prospectus. In the below table, the number of shares of our Common Stock that may be offered pursuant to this prospectus is calculated based on the current conversion rate of 114.8106 shares of Common Stock per $1,000 principal amount of Notes. The number of shares of Common Stock into which the Notes are convertible is subject to adjustment under certain circumstances. Accordingly, the number of shares of Common Stock issuable upon conversion of the Notes and beneficially owned and offered by selling securityholders pursuant to this prospectus may increase or decrease from that set forth in the below table.

The information set forth below is based on information provided by or on behalf of the selling securityholders prior to the date hereof. Information concerning the selling securityholders may change from time to time. The selling securityholders may from time to time offer and sell any or all of the securities under this prospectus. Because the selling securityholders are not obligated to sell the Notes or any shares of Common Stock issuable upon conversion of the Notes, we cannot estimate the amount of the Notes or how many shares of Common Stock that the selling securityholders will hold upon consummation of any such sales. In addition, since the date on which a selling securityholder provided this information to us, such selling securityholder may have sold, transferred or otherwise disposed of all or a portion of its Notes or common shares issuable upon conversion of its Notes.

Unless described below, based upon information provided by the selling securityholders prior to the date hereof, none of the selling securityholders beneficially owns in excess of 1% of our outstanding Common Stock.

		Number of Shares of Common Stock
Selling Securityholder	Principal Amount of Notes Beneficially Owned and Offered Hereby	Beneficially Owned (1)(2)	Offered Hereby (1)
Absolute Strategies Fund, Forum Funds Trust	$500,000	57,405	57,405
Canyon Capital Arbitrage Master Fund, LTD.(4)	$7,075,000	812,285	812,285
Canyon Value Realization Fund, L.P. (4)	$3,203,000	367,738	367,738
Canyon Value Realization Fund (Cayman), LTD. (4)	$8,550,000	981,631	981,631
Canyon Value Realization Mac 18, LTD. (4)	$687,000	78,875	78,875

CBARB, a segregated account of Global Master Fund Ltd., an open-ended mutual fund company registered as a segregated accounts company under the laws of Bermuda	$8,500,000	975,890	975,890
CC Arbitrage, Ltd. (4)	$100,000	11,481	11,481
HFR CA Select Master Trust Fund	$700,000	80,367	80,367
Institutional Benchmarks Series (Master Feeder) Ltd.	$1,400,000	160,735	160,735
Institutional Benchmark Series (Master Feeder) Limited in Respect of Electra Series c/o Quattro Global Capital, LLC	$78,000	8,955	8,955
KBC Financial Products USA Inc. (3)	$7,500,000	861,080	861,080
Linden Capital LP	$9,500,000	1,090,701	1,090,701
Lyxor/Canyon Capital Arbitrage Fund Limited (4)	$2,750,000	315,729	315,729
Mohican VCA Master Fund, Ltd.	$1,500,000	172,216	172,216
Partners Group Alternative Strategies PCC Limited, Red Delta Cell c/o Quattro Global Capital, LLC	$39,000	4,478	4,478
Quattro Fund Ltd.	$494,000	56,716	56,716
Quattro Multistrategy Masterfund LP	$39,000	4,478	4,478
San Diego County Employees’ Retirement Association	$1,700,000	195,178	195,178
Vicis Capital Master Fund	$9,000,000	1,033,295	1,033,295
Wachovia Securities International Ltd. (3)	$2,500,000	287,027	287,027
Zazove Convertible Arbitrage Fund, L.P.	$2,000,000	229,621	229,621
Zazove Hedged Convertible Fund, L.P.	$2,700,000	309,989	309,989

All other holders of Notes or future transferees, pledgees, donees, assignees or successors of such holders(10)	$64,185,000	7,369,118	7,369,118

(1)	Includes shares of Common Stock issuable upon conversion of Notes, assuming conversion of all the named selling securityholder’s Notes at the initial conversion rate of 114.8106 shares of Common Stock per $1,000 principal amount at maturity of the Notes. This conversion rate is subject to adjustment, however, as described under “Description of Notes – Conversion Rights – Adjustments to Conversion Rate.” As a result, the number of shares of Common Stock issuable upon conversion of the Notes beneficially owned and offered by the named selling securityholder may increase or decrease in the future.
(2)	In addition to shares of Common Stock issuable upon conversion of the Notes as described in footnote (1), also includes shares of Common Stock identified to us by the selling securityholder as owned by it.
(3)	The selling securityholder is a broker-dealer.
(4)	The selling securityholder is an affiliate of a broker-dealer.
(5)	Information about other selling securityholders will be set forth in a prospectus supplement, if required.

Except as noted above, based upon the information provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

Selling securityholders who are registered broker-dealers or affiliates of registered broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act. To our knowledge, no selling securityholder who is a registered broker-dealer or an affiliate of a registered broker-dealer received any securities as underwriting compensation.

PLAN OF DISTRIBUTION

The Notes and the shares of Common Stock issuable upon conversion of the Notes are being registered to permit the resale of such securities by the holders of such securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the Notes or the Common Stock issuable upon conversion of the Notes. We will bear the fees and expenses incurred by us in connection with our obligation to register the Notes and the shares of Common Stock issuable upon conversion of the Notes. The selling securityholders will pay all underwriting discounts and commissions and agent’s commissions, if any.

The selling securityholders may offer and sell the Notes and the shares of Common Stock issuable upon conversion of the Notes from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the selling securityholder or by agreement between such holder and underwriters or dealers who may receive fees or commissions in connection with such sale. Such sales may be effected by a variety of methods, including the following:

•	in market transactions, including transactions on a national securities exchange or quotations service or over-the-counter market;

•	in privately negotiated transactions;

•	through the writing of options;

•	in a block trade in which a broker-dealer will attempt to sell a block of securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through the settlement of short-sales, in each case subject to compliance with the Securities Act and other applicable securities laws;

•	if we agree to it prior to the distribution, through one or more underwriters on a firm commitment or best-efforts basis;

•	through broker-dealers, which may act as agents or principals;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above or by any other legally available means.

In connection with the sales of the Notes and the shares of Common Stock issuable upon conversion of the Notes or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the offered securities, short and deliver the Notes and the shares of Common Stock issuable upon the conversion of the Notes to close out such short positions, or loan or pledge the Notes and the shares of Common Stock issuable upon conversion of the Notes to broker-dealers that in turn may sell such securities. The selling securityholders also may transfer, donate and pledge offered securities, in which case the transferees, donees, pledges or other successors in interest will be deemed selling securityholders for purposes of this transaction.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale by the selling securityholders of the Notes or shares of Common Stock issuable upon conversion of the Notes. Selling securityholders may decide to sell all or a portion of the Notes or the shares of Common Stock issuable upon conversion of the Notes offered by them pursuant to this prospectus or may decide not to sell any Notes or shares of Common Stock under this prospectus. In addition, any selling securityholder may transfer, devise or give the Notes or the underlying Common Stock by other means not described in this prospectus. Any Notes or shares of Common Stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling securityholders and any underwriters, broker-dealers or agents participating in the distribution of the Notes and the shares of Common Stock issuable upon conversion of the Notes may be deemed to be

“underwriters,” within the meaning of the Securities Act, and any profit on the sale of the Notes or shares of Common Stock by the selling securityholders and any commissions received by any such underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act. If the selling securityholders are deemed to be underwriters, the selling securityholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

The selling securityholders and any other person participating in the distribution will be subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M, which may limit the timing of purchases and sales by the selling securityholders and any other relevant person of any of the Notes and the shares of Common Stock issuable upon conversion of the Notes. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of Notes or shares of Common Stock issuable upon conversion to engage in market-making activities with respect to the particular Notes and shares of Common Stock issuable upon conversion of the Notes being distributed. All of the above may affect the marketability of the Notes and the shares of Common Stock issuable upon conversion of the Notes and the ability of any person or entity to engage in market-making activities with respect to the Notes and the shares of Common Stock issuable upon conversion of the Notes.

Under the securities laws of certain states, the Notes and the shares of Common Stock issuable upon conversion of the Notes may be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states, the Notes and the shares of Common Stock issuable upon conversion of the Notes may not be sold unless the Notes or the Common Stock issuable upon conversion of the Notes, respectively, have been registered or qualified for sale in the state or an exemption from registration or qualification is available and complied with.

We have agreed to indemnify the selling securityholders against certain civil liabilities, including certain liabilities arising under the Securities Act, and the selling securityholders will be entitled to contribution from us in connection with those liabilities. The selling securityholders have agreed to indemnify us and each other against certain civil liabilities, including liabilities arising under the Securities Act, and we will be entitled to contribution from the selling securityholders in connection with those liabilities.

LEGAL MATTERS

The validity of the Notes and shares of Common Stock offered hereby will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation.

EXPERTS

The consolidated financial statements, management’s report on the effectiveness of internal control over financial reporting, and the related financial statement schedules incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule and includes explanatory paragraphs referring to a change in method of accounting for stock-based compensation and a classification of the contract manufacturing segment as a discontinued operation during the year ended December 31, 2006, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The audited historical combined financial statements of the Wireless Infrastructure business of Filtronic plc included as Exhibit 99.1 to our Current Report on Form 8-K/A as filed with the SEC on December 19, 2007, have been so incorporated in reliance on the report of KPMG Audit Plc, independent accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3 with the SEC with respect to the Notes, and the Common Stock underlying the Notes, offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We are subject to the informational requirements of the Exchange Act and in accordance therewith file reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room. You may also read our filings at the SEC’s web site at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update and supercede this prospectus. We incorporate by reference the following documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering of securities is terminated, except for information furnished under Item 2.02 or Item 7.01 of Form 8-K which is neither deemed filed nor incorporated by reference herein:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2006 as filed with the SEC on March 6, 2007, as amended by Amendment No. 1 on Form 10-K/A, filed on April 30, 2007;

•	Quarterly Reports on Form 10-Q as filed with the SEC on May 11, 2007, August 10, 2007 and November 9, 2007;

•

Current Reports on Form 8-K as filed with the SEC on February 7, 2007, March 2, 2007, April 27, 2007, May 10, 2007, June 5, 2007, August 15, 2007, September 19, 2007, September 24, 2007, October 9, 2007, October 29, 2007, October 31, 2007, November 1, 2007, November 15, 2007 and December 7, 2007;

•	Current Report on Form 8-K/A as filed with the SEC on December 19, 2007;

•	Any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, until we close this offering; and

•

Registration Statement on Form 8-A, relating to the description of our Common Stock, filed with the SEC on October 9, 1996, including any amendment or report filed for the purposed of updating such description.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus is modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded does not, except as so modified or superseded, constitute a part of this prospectus.

You may request a copy of these filings, at no cost, by written or oral request made to us at the following address or telephone number:

Powerwave Technologies, Inc.

1801 E. St. Andrew Place, Santa Ana, California 92705

Attention: Investor Relations

Phone: (714) 466-1000; Fax: (714) 466-5801

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the Common Stock being registered hereunder. All of the amounts shown are estimates except for the SEC registration fee. All of the amounts shown will be paid by us.

Securities and Exchange Commission Fee	$4,605
Accounting Fees and Expenses	$200,000
Legal Fees and Expenses	$150,000
Printing Costs	$75,000
Trustee’s fees and expenses	$15,000

Total	$444,605

Item 15.	Indemnification of Directors and Officers.

Our amended and restated bylaws eliminates the liability of directors to us or our stockholders for monetary damages for breach of fiduciary duty as a directors, except to the extent otherwise required by Delaware law.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person made a party to an action (other than an action by or in the right of the corporation) by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action (other than an action by or in the right of the corporation), has no reasonable cause to believe his or her conduct was unlawful.

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements provide for the indemnification of directors and officers against any and all expenses, judgments, fines, penalties and amounts paid in settlement, to the fullest extent permitted by law. In addition, our directors and officers are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they cannot be indemnified by us.

Item 16.	Exhibits.

A list of exhibits filed with this registration statement on Form S-3 is set forth on the Exhibit Index and is incorporated herein by reference.

Item 17.	Undertakings.

(a) The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrants pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrants pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for purposes of determining liability of the registrants under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrants undertake that in a primary offering of securities of the undersigned registrants pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrants will be sellers to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrants relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrants or used or referred to by the undersigned registrants;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrants or their securities provided by or on behalf of the undersigned registrants; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrants to the purchaser.

(b) The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of Powerwave Technologies, Inc.’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions described in Item 15, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of any registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each appropriate registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

III-3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Ana, State of California, on December 19, 2007.

By:	/s/ Ronald J. Buschur
Ronald J. Buschur
President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Powerwave Technologies, Inc., do hereby constitute and appoint Ronald J. Buschur and Kevin T. Michaels, or either of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this Registration Statement and we do hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ronald J. Buschur Ronald J. Buschur	President, Chief Executive Officer and Director	December 19, 2007

/s/ Kevin T. Michaels Kevin T. Michaels	Chief Financial Officer	December 19, 2007

/s/ Carl W. Neun Carl W. Neun	Chairman of the Board of Directors	December 19, 2007

/s/ John L. Clendenin John L. Clendenin	Director	December 19, 2007

Moiz M. Beguwala	Director

/s/ Eugene L. Goda Eugene L. Goda	Director	December 19, 2007

Ken J. Bradley	Director

/s/ David L. George David L. George	Director	December 19, 2007

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-148139) as filed with the Securities and Exchange Commission on December 18, 2007).

3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.4 to the Registrant’s Registration Statement on Form-S-1 (File No. 333-13679) as filed with the Securities and Exchange Commission on December 3, 1996).

3.2.1	Amendment to Amended and Restated Bylaws (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 12, 2006).

4.1	Rights Agreement, dated as of June 1, 2001 between Powerwave Technologies, Inc. and Computershare Trust Company, N.A., as successor to U.S. Stock Transfer Corporation, as Rights Agent, which includes as Exhibit A thereto the form of Certificate of Designation for the Series A Junior Participating Preferred Stock, as Exhibit B thereto the Form of Rights Certificate and as Exhibit C thereto a Summary of Terms of Stockholder Rights Plan (incorporated herein by reference to Exhibit 2.1 to Registrant’s Form 8-A12G as filed with the Securities and Exchange Commission on June 4, 2001).

4.1.1	First Amendment to Rights Agreement, dated June 19, 2003, between Powerwave Technologies, Inc. and Computershare Trust Company, N.A., as successor to U.S. Stock Transfer Corporation, as Rights Agent (incorporated herein by reference to Exhibit 2 to Registrant’s Form 8-A12G/A as filed with the Securities and Exchange Commission on July 10, 2003).

4.1.2	Second Amendment to Rights Agreement, dated September 29, 2006, between Powerwave Technologies, Inc. and Computershare Trust Company, N.A., as successor to U.S. Stock Transfer Corporation, as Rights Agent (incorporated herein by reference to Exhibit 2 to Registrant’s Form 8-A12G/A as filed with the Securities and Exchange Commission on September 29, 2006).

4.2	Indenture, dated as of September 24, 2007, by and between Powerwave Technologies, Inc. and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 4.1 to Registrant’s Current Report on Form 8-K, as filed with the SEC on September 24, 2007).

4.3	Registration Rights Agreement, dated September 24, 2007, between Powerwave Technologies, Inc. and Deutsche Bank Securities Inc., as the initial purchaser (incorporated herein by reference to Exhibit 4.2 to Registrant’s Current Report on Form 8-K, as filed with the SEC on September 24, 2007).

4.4	Form of Convertible Subordinated Note Due 2027 (incorporated herein by reference to Exhibit 4.3 to Registrant’s Current Report on Form 8-K, as filed with the SEC on September 24, 2007).

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.

12.1	Statement Regarding the Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1).

23.2	Consent of Deloitte & Touche LLP

23.3	Consent of KPMG Audit Plc

24.1	Power of Attorney (included on signature page hereto).

25.1	Statement of Eligibility of Trustee on Form T-1.